Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) communications made available to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on May 21, 2010 and (ii) transcripts of media interviews, the replays of which were made available to employees of The Toronto-Dominion Bank on or about May 21, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, Attn: Brian Wildrick, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING ARE TRANSCRIPTS OF MEDIA INTERVIEWS, THE REPLAYS OF WHICH
WERE MADE AVAILABLE TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON OR
ABOUT MAY 21, 2010
TD — South Financial Media Interviews

EC:	five in terms of stores. Number four, in terms of deposits they have that presence and so, again, you can build out from that presence and, in that case particularly, add a much more sophisticated product sweep.

Male:	Right. Right. One thing, I mean, I look at the North Carolina banking market in general. I know RBC, for example, has struggled there. I mean, what will TD be able to do differently to sort of make the most of the opportunity there?

EC:	Well, I think fundamentally we’re getting to(?) South Carolina with our kind of entry point North Carolina.

Male:	Mm-hm.

EC:	But we actually look at the growth prospects in South Carolina and say, “This has some quite positive things.” Boeing is moving out a new Dreamliner fabrication plant to South Carolina. So there’s a number of things where I think it’s becoming a growth state. And so, you know, I think with our model, you know, we don’t go into the US with a completely conventional model; we go in with a different model which is, you know, longer hours, more days, a different level of service. And so, you know, we believe that everywhere we can go, we can take market share.

This has been a franchise that we think is underdeveloped on the retail side but quite strong management on the commercial and risk side. So we think we’re adding value to them, but they also then give us something to head south with because, you know, I think we’re fairly confident that we know how to grow on the deposit and the retail side, but we don’t have all the people in place that we need if we’re going to also be then lending into that area. And that’s what we get here with them.

Male:	The way that these branches operate, I mean, do they have sort of the same customer service aspects that they’d be looking for, or is this going to be something you’re more building into?

EC:	No, like, I think they have, as was true with Riverside—if you go to Riverside you get the same flavor—I think they had a lot of the flavor and I think a lot—I’ll call it the intention. I think, you know, we probably are just, you know, this is the business we’re in, and so I think we can take that intention and make it, you know, more uniform, more consistent, and drive it into a brand that’s recognizable.

Male:	Mm-hm. One thing I noticed this morning is, when I add up all the branches now that will be in the US, it’s definitely more than Canada, which has been sort of the traditional size and scope I’ve been talking to you about for some time. Does that concern you, that there are now 1,300-odd branches in the US, either from sort of a risk profile or from the way that this may be perceived from the investor standpoint?

EC:	I think it’s fair to say that it’s a question that you have to watch. I think, you know, we’ve been moving judiciously. I think, you know, as you know, we are a positive outlier even in the regions that we operate in. So if you take a look at the Northeast and look at our loan(?) losses, they’re significantly better than players in the Northeast, and obviously they’re way better than players generally in the US because the Northeast has performed better. So I think, you know, I think we are saying, “Yes, we recognize that given the state of the US economy that people are a

TD—Hunt Media interviews	Page 1 of 21

little nervous about it, but we’re doing this in quite a prudent way.” I mean, we’re doing some pretty dramatic marks to this book, so I think we’re marking this book conservatively to deal with that exact issue.

Male:	I see. Okay. Okay. And I guess just the last thing is, you mentioned this a little bit on the call, but in terms of the stock issuance, was that directly a request from Osby(?) to do something like this, or was this (inaudible)?

EC:	I would say it was as a result of fulsome discussions with our regulator of how they like Canadian banks positioned in the world.

Male:	Okay. All right. That’s, I guess, a safe way to put it. Okay. Excellent. Anything else just you wanted to say just overall about

EC:	No. No.

Male:	... transaction, where you’re at at this point?

EC:	No, I think we’re quite pleased. I think this is a good transaction. It’s a solid financial transaction in which we get management and get market extension. So I think it’s totally consistent with what I’ve been telling the market we would do, which is always a good thing.

Male:	Right, absolutely. Excellent.

EC:	Take care, son. Good talking to you again.

Male:	Likewise. Take care, sir.

EC:	Bye-bye.

Male:	Bye.

Mo:	All right?

EC:	Yep.

[Dials number]

CVH:	Caroline Van Hassel.

Mo:	Hi Caroline. It’s Mo. Is Fred with you?

CVH:	Hold on and I’ll just conference her, okay?

Mo:	Okay, perfect.

CVH:	Okay, hold on.

Mo:	Thanks. (Inaudible).

FD(?):	Hello, it’s Fred(?). Hello?

CVH:	Hello?

Mo:	Hi. Hi. Perfect. We have all three of you. I’m here with Ed.

TD—Hunt Media interviews	Page 2 of 21

Female:	Hi.

EC:	Geez, you’re both journalists and technologists. I’m very impressed.

Female:	Well, yeah, I couldn’t remember what my phone number was, but besides that we’re okay. So you caught us in the evening before and now you’re catching us first thing in the morning.

EC:	Yeah.

Female:	So Ed, why don’t you just tell us, does this particular acquisition fill in any—is there any overlap in Florida?

EC:	Is there any overlap? No, basically not. So that we wouldn’t, we really, the 66 branches in Florida will all be basically additive.

Female:	And where does this bring you as far as your Florida goals? You were telling us last time that you had particular goals. Could you remind us what those were, market share-wise?

EC:	We’ll have about 170 branches, stores in Florida. And we’ll be the seventh largest bank in terms of deposits and the tenth largest—seven largest by stores and the tenth largest by deposits.

Female:	Okay. And what were your goals?

EC:	Well, I think our goal we’re kind of at in the sense of where, you know, our short-term goals. I don’t think we’ve ever outlined a long-term goal. But I think what we wanted to do is, you know, 2007 we only had nine branches in Florida. We’ve always viewed Florida as a critical state to both Canadian customers going south and Northeastern customers going south. But we also like Florida in its own right because we think, you know, Florida’s issues were around the asset side, that weren’t around the deposit side, so we still think it’s an excellent source of deposits. And on the asset side, this is the time to be going into Florida, not, frankly, two or three years ago. And so it’s not a bad time from the asset side to go in. So I think this gives us a basic footprint. In the Riverside acquisition we acquired the opportunity to look at 40 additional sites that they had secured options on.

Female:	Mm-hm.

EC:	And so I think we will be, you know, obviously getting some—using some of those to then continue a fairly aggressive de novo strategy, but I think we’ve now reached kind of critical mass.

Female:	Okay. So you’re pretty satisfied, then, with your

EC:	Yeah, I think we’re quite pleased with this transaction. I mean, it was, you know, it’s obviously a lot of due diligence and a lot of negotiation, you know, because there was obviously a compromise of the TARP as well as, you know, finding the right price for the common shareholders. But I think the big, the thing from us, the tipping point positive was that we quite like the management team. There’s a kind of(?) new management team that’s come in and they give us the capability—when we look at going into the South, you know, we’re reasonably confident that we know how to run

TD—Hunt Media interviews	Page 3 of 21

the retail branch system and do more with the customer base and cross-sell them and, frankly, wow them and add more deposits per store, where we haven’t had the infrastructure just for historical reasons on the lending side, and what we’ve acquired is a solid set of lenders and a solid set of risk managers. And so, you know, for us, we always look at the, you know, if you took a(?) Banknorth, Commerce, and now this, we like to acquire management teams as part of acquisitions.

Female:	Hm. So you’re going to keep them in place.

EC:	Yes.

Female:	You’re planning to ... Okay.

EC:	Yep.

Female:	How long, from the time you actually identified this as a potential acquisition target, did it take to seal(?) this deal?

EC:	Well, they’ve outlined that they ran a sort of six-month process to look at what their alternatives were, and there were a number of companies that, you know, they obviously talked to. So I think that’s the framework we(?) can use, that this has been a six-month deal in the making.

Female:	Okay.

Female:	Okay. And the hundred—let’s see, how much was it? $61 million in cash or stock and the rest basically goes back, goes to pay back the TARP loan. Is that

EC:	Yeah, so there’s two components of what we’re paying, is we’re paying $130.6 million for $345 million of TARP, plus $8 million—$347 million of TARP plus $8 million of accrued dividends, so $355 million in total. And we’re paying, we’re acquiring that prep(?) from the Treasury for $130.6 million. At the same time, we’re offering 28 cents to the shareholders, which is a little over $60 million to the shareholders. And we are acquiring a voting preferred for 1,000 TD shares, or $70,000 approximately, to give us 39.9% voting rights in the company. So that’s the core transaction.

If you want to look at it from an economic point of view, when you take the mark—so we’re taking the book and writing down that billion dollars, we’re putting a $1 billion loan charge against the book. And when you run all that through and tax effect(?), there are other charges that—there’s real estate that we take charges against and there are rate marks where, you know, they have off-market CDs, etc. So all in, we end up with about $160 million of goodwill and intangibles. So you can look at it and say we’re paying a little less than $1 million per branch, or you can contrast that $160 million to deposits; there are $10 billion of deposits. But if you look at the, take away the brokered CDs(?), which is really the right way to look at it, there’s a little over $7 billion in deposits that we’re paying $160 million for.

So I think it’s a solid financial deal. We’ve marked(?) the book conservatively, and we get management team and good market position—obviously very good market position in South Carolina, and now, you know, a strong position in Florida when you combine the Riverside transaction with this.

TD—Hunt Media interviews	Page 4 of 21

Female:	I’m sorry, did you say you writing down about $1 billion versus this?

EC:	Yeah, against the loans. We’re taking a $1 billion credit mark against the loans.

Female:	Okay. And that’s largely real estate?

EC:	Yes. Yes, it’s largely real estate. I can, if you actually look at the presentation, you can actually see where we break the billion dollars down.

Female:	Okay, I’ll take a look. Do you require shareholder approval for this transaction as well? Because you’re purchasing at a substantial discount.

EC:	Yes, we do. And so that’s why having the 39.9% voting interest gives us a good running start at getting—we need 51% of the outstanding shares to vote in favor of the deal.

Female:	Okay. So where do you go from here?

EC:	I think we probably pause for a bit here unless the FDIC surprises us and offers us something we can’t refuse. But I think we probably pause, digest this. We expect that we will have absorbed and converted all of Riverside by September, and the other two banks that we bought. On this one we hope to close this in the third quarter, and so, you know, by the end of August. But we probably wouldn’t convert this until the spring of 2011. And, you know, I think we’re, I think that we’ll digest this and then see where we could, what else we could do later.

Female:	But are you, I mean, your pre-shopping trips or your scouting around must precede your actual purchases. So are you still scouting around on the East Coast? Are you looking at places where you have gaps, which.

EC:	Yeah, so I think, you know, inevitably, you know, we’re seen as I think a good acquirer in the sense that people like to be acquired by us because I think we’ve got, you know, obviously a strong balance sheet, but I think we have a business model that can add value, and it’s a very employee-friendly model because to execute that business model we have to win the hearts and minds of the employees. So, you know, I think we get presented with lots of opportunities, and so that doesn’t start, you know, in the sense, you know, we obviously had a Florida strategy and we’ve executed it. Both Riverside and South Financial were on our screens as part of our Florida strategy. So we obviously, you know, you keep tilling the ground to sort of see where do you want to go next? But I would say for the moment we’re probably going to see a bit of a pause here for the summer as we absorb what we have.

Female:	And do you have a target in terms of where you want to be in the US vis-à-vis Canada? Do you see the US being a larger percentage of the bank’s book in the future?

EC:	Yeah, well, so now we have 1,300 stores in the US, so we have more stores in the United States than we do in Canada. But Canada still earns a lot more than the US does, and the deposits or loans per store are significantly higher in Canada. So I think we have a big journey to optimize what we have in the United States and then, you know, fill in where we think we add value to the shareholders in the franchise. But we don’t—I’m suspicious of having sort of targets. I think if you have targets with companies, then the company actually starts running to the target rather than look at

TD—Hunt Media interviews	Page 5 of 21

each decision and say, “Is this a sensible thing for us to do?” So we’ve stayed away from that. I think we could stop now and never do an acquisition and still have a very strong franchise in the US that has an ability to organically grow. So whether we do anything more from this depends on what the actual opportunity would be.

Female:	And what is the revenue percentage in Canada now versus the US? And what would it be if they were both producing at the same rates?

EC:	It’s probably—I’m not sure I can give it to you revenue-side but, you know, if you think about our Canadian operation would earn easily more than twice what our US operation earns.

Female:	Wow. And why is that? Is that because of the service charges?

EC:	That’s because, I think there’s a series of things. First, just the size of the book per store. In Canada we call them branches. Just the size of the book is dramatically higher in Canada than it is in the United States. We cross—a second difference would be we cross-sell the customer more. So in the United States our book is fundamentally a commercial book, whereas in Canada actually our personal lending is dramatically higher than our commercial lending. And so, and in a sense, you know, you run—this is a mature system that we’ve run and optimized for a longer period of time. And then the third impact would be that our loan losses have been less in Canada than they have been in the United States. Canada hasn’t been as severely impacted from the downturn as the United States has.

Female:	Okay. Any interest in the West Coast?

EC:	No, I think, you know, I think when you step back, you say, “I’ve been signaling(?) to the market, I think, pretty clearly where we’ve been trying to go.” Go down the East Coast, do FDIC (inaudible) deals, do small deals of $10 billion in assets or less. So this fits perfectly in that. I think we’re going to—I think everything I’ve said, I continue to say. That’s for the 2010, that’s what our interest is. We wouldn’t, you know, larger deals will have to wait until we get more clarity about where the US is going. And the good news was that we managed to get all this and acquire management at the same time. So that’s a big add to us.

Female:	Are you in Virginia and Georgia?

EC:	No.

Female:	No. Are those states where, I mean, they’re a little bit of a gap there for you.

EC:	Yeah, I don’t think we look at the map and sort of say, “If there’s a state, we’ve got to be there.” I think we look and say, you know, “Can we go—is this a state that’s interesting?” And we actually think South Carolina is an interesting state. We obviously think Florida is an interesting state. “And does this get us where—do we have a path to get a market share that lets us be a major player in that state?” That’s how we sort of look at things.

Female:	Okay. And by “major,” you mean the size you are now in Canada, which is

EC:	Yeah, I don’t think we can dream of being that, but I think if we’re in the top five in a state, then we say, “Okay, we will be one of the default choices. We can market at a

TD—Hunt Media interviews	Page 6 of 21

level that people really recognize our presence, you know, and we can outgrow the competition when we reach that critical threshold.”

Female:	Okay.

Female:	Do these acquisitions at all give you a larger, potentially larger voice at the table in terms of talking with the FDIC and other US policy makers with respect to bank regulatory changes?

EC:	I don’t think particularly. I mean, I think we talk to them about specific things, but we wouldn’t stylize ourselves as a heavyweight in the Washington world. I’m not sure anybody wants to be that right now, but I wouldn’t, I don’t see ourselves playing that role. We’re just there to try to provide good customer service and make money.

FD:	Well, I don’t have anything more to ask you. Caroline?

CVH:	Well, I was just curious as to whether or not you’ve had any, you know, you’re getting any feedback from the editorial, you know, the column that you wrote in the Financial Times, from other bank chiefs(?) in the US.

EC:	No, we didn’t get—I didn’t get any feedback. We got lots of feedback from governmental and policy officials, I think, who found it a helpful position to take. But no. Maybe there’ll be some meetings in the next few weeks that I’ll be with my world colleagues, and so that will be interesting, whether Canadians are now pariahs in that camp(?) or not. We’ll find out. Terrific. Thank you very much.

Female:	Thank you.

Female:	Thank you.

EC:	Thank you.

Female:	Bye.

PJ:	Reuters.

Mo:	Hey Pav. It’s Moe. I’m here with Ed Clark.

PJ:	Hey Moe. Hi Ed. How are you?

EC:	Hi Pav. How are you doing?

PJ:	I’m really good, thanks. Thanks again for taking the time. Last time we spoke you were

EC:	At a hockey game!

PJ:	Yeah. That’s right. Yeah.

EC:	You know, I kept thinking(?) Riverside, but

PJ:	Yeah.

EC:	And we haven’t had much occasion to go to hockey games since then, right?

TD—Hunt Media interviews	Page 7 of 21

PJ:	Exactly, yeah. Well, thanks for taking a few minutes now. I’m sure you’re doing a lot of these, so I’ll jump right to the chase, (inaudible) to the chase. I was wondering if you could tell me, first of all, I’m trying to get a figure for this, for this acquisition. Is this, I mean, all in, like, what is this costing the bank?

EC:	Yeah, so I think the way to think of it is that in the end, what we, you know, we acquire, we pay $130.6 million for the TARP pref(?).

PJ:	Yeah.

EC:	And then we pay about $60-odd million to the common shares. So you could say, well, this is a $190-odd million acquisition. But we look at as the real cost to us is you acquire a balance sheet. We then take a $1 billion loan loss mark against the balance sheet to protect ourselves, to make sure that we haven’t—the assets, we’ve protected ourselves on the asset side. There’s a bunch of other small stuff. Real estate, we write off. Rate marks, where if you marked the CDs to what we would pay for them and mark them to market. And all in, you end up where, having paid this $190 million, we really end up with goodwill and intangibles of $160 million. So that’s what the net cost of acquiring this franchise, and so you can think of it, we acquired about 170 stores for $160 million. So slightly(?), about $1 million a store. Or you can say we got about $7 billion of deposits after you get rid of the brokered CDs for about $160 million. That’s how we look at it. When we check(?) about the return on invested capital, what we then have to do is then put the capital required to run the entity into the entity. And so in addition to the $160 million, we have to then capitalize the company.

PJ:	Yeah. That segues into my next question, which is is this acquisition, is it in moving condition, so to speak? And what are the challenges going to be to, you know, taking over a bank that had to be bailed out?

EC:	Yeah, so I think in a sense, what turned out when we started to do due diligence, you know, the first surprise was the strength of the management team, and then it sort of became obvious to us, well, this was a management team that had been brought in to clean up the credit side of the balance sheet. And so very solid risk—well known(?) people as we sort of went around the industry and checked them out. So excellent credentials as no-nonsense, understand risk, good, solid commercial lenders. And so, like all these banks, they don’t get into trouble on the deposit and the retail side; they get inside on the lending side. And so that was where the problem was. And that they had worked their way and managed the files quite well. What we obviously, though, in taking on this asset risk, you know, wanted to make sure that we marked them not just, like, they’re required from an accounting point of view, you can only mark your expected losses for one year out. So you’re left with a file that either are expected losses beyond one year, and that’s really what the billion dollars is taking into account, is to mark those future losses in the balance sheet. So it’s a good, it’s a well operated company from our point of view, and so that’s a big plus. And we would actually intend to have it run separately and not convert it until the spring of 2011.

PJ:	So it will not carry the TD brand until

TD—Hunt Media interviews	Page 8 of 21

EC:	Until the spring of 2011.

PJ:	Okay.

EC:	It will be known to the customers and we’ll have little brochures, etc., but, you know, once we close, which we hope to do by August, that it’s a bank that’s owned by TD Financial Group, but we won’t brand that until we convert it.

PJ:	Okay. So and that timeline is—what’s involved in that timeline is just getting all the books in order and preparing a launch, so to speak, right? I mean

EC:	Yeah, so the big thing is that, when you buy at this size, you want to do a conversion that’s customer friendly. So, you know, if you say the historical, traditional US-style acquisition is a rip-and-replace, where you basically take the customer base and you load them onto your system, but the customer often loses all their history, all their historical financial data. In our more automated conversion, you actually convert it and you hold the information, all their history, and it’s a lot more friendly experience to the customer.

PJ:	Yeah.

EC:	Since we’re trying to buy 250,000 customers here or acquire them, you want to do it in a way that makes them feel good.

PJ:	Yes, yeah. I can totally understand that. Okay. The other question was, so this is the second announced acquisition within a month. I was wondering if you could put into the context of your strategy, I mean, we know you’re expanding in the Southeast, or your US acquisition strategy is based in the Southeast, but in simple terms, where are you now in that strategy and where do you want to be? You know, I’m trying to get a feel for is this—are we going to hear about more acquisitions a month from now, a week from now as well? Or how are you going in that building process?

EC:	Yeah, so we’re not deal junkies. I guess we strongly believe that if you can’t grow your market share organically, you’ve got a business that doesn’t work. And you certainly shouldn’t do acquisitions as a way to solve that problem, because you’re not adding value. So we’re going to continue to grow 30 to 40 new stores in our existing footprint. I think we’ve always said we’d like to go down the East Coast, but particularly we focused on Florida.

So I think this gets us an established base in Florida. With the Riverside transaction, we also got access to 40 additional sites, and so we’ll look over those sites and decide which ones to build. But obviously it gives us an opportunity to have an aggressive de novo strategy surrounding the Riverside acquisition. So I think it gives us a kind of solid base in Florida, and like I said before, a management team that knows how to work the lending side of Florida.

And then, obviously in South Carolina, I think fifth position by stores, fourth by deposits is a solid market now in the Carolinas to have. So if we stopped now, we would be happy. We’re not strategically endangered. We’re, you know, a pretty big bank now in the United States. So I think the way we look at it is, if acquisitions come along, we look and say, “Are they shareholder friendly?” And if they are, are they strategically in

TD—Hunt Media interviews	Page 9 of 21

line? And that would be, you know, continuing to grow out the Eastern Seaboard, either it would be infills in(?) existing areas, or places that we aren’t now.

So we’ll take it as we go. I think you’ll see us kind of pause for the summer here and absorb what we got. But we’re not in complete control of the world. If the FDIC offered us something that we said, “This is perfect for us,” then we’d obviously take a look at it.

PJ:	Okay. Can you also explain you did—the $250 million common stock issue, that’s in TD, right?

EC:	Yes, yeah. So that’s really, you know, we have quite high tier one ratios, and so you’d say from a pure business point of view, you might not need this capital—we obviously don’t need this capital to do this acquisition. But in discussions with our government and our regulator, I think it’s clear that Canada wants to play a role of being aggressive in saying, “We ought to reform the world’s financial system. We ought to get the right capital position. We ought to make sure that everyone has a level playing field, so that everybody does actually adhere to these capitals.” And so I think there’s a reluctance to see that Canadian banks draw down on their strong capital position too much, and in this context. So we said, “Look, we’re certainly comfortable raising $200 million or $250 million of additional capital as a message that we’re going to have strong capital position, despite doing acquisitions.”

PJ:	Okay. Is there a timetable on that stock issue?

EC:	No, I think we’ll do it, obviously, before we close, which will be sometime in August.

PJ:	Okay.

EC:	Hopefully.

PJ:	Okay, and finally, is there anything else that you’d like to highlight, here? Within that is, can you tell me how TD—how the branding effort is going in the US?

EC:	Well, the TD branding effort is going spectacularly. Well, I don’t know whether you saw it in the Canadian newspapers, in the Globe this morning I gather that we’ve been ranked by Interbrand as the second best brand in Canada, so that’s pretty good, and noted that we seem to be particularly adept at developing our brand in the US. So I’d say we’re extremely pleased with the progress we’re making in the US, and I’d say—I think the thing that I say is, if you look at what I’ve been saying for the last six months publicly about what we’re going to do, this is absolutely consistent with what we’re going to do: go down the East Coast, get significant market share in Florida, secure bases where we can grow, and have strong management.

PJ:	Perfect, okay. Well, thank you very much.

EC:	Thank you.

PJ:	Nice talking to you again.

EC:	Nice talking to you.

PJ:	Right.

TD—Hunt Media interviews	Page 10 of 21

EC:	Take care.

Mo:	Thanks Pav.

PJ:	Okay, bye-bye. Yeah.

EC:	Bye.

Mo:	Perfect.

[Dials number]

DF:	Canadian Press Business, this is David.

Mo:	Hi David, it’s Mo. I’m here with Ed Clark.

DF:	Hello.

EC:	Hi, how are you?

DF:	Good, how are you doing?

EC:	Good.

DF:	Excellent. So I’m just hoping we can sort of talk about the deal, here. I guess the first question would be on Florida. I was hoping maybe you could give me a little bit more detail on why TD has set their sights on this state as much as they have. I know we touched on it before, but obviously you’re sort of reasserting.

EC:	Yeah, so we think if you look across the United States, Florida represents still one of the most interesting places. Fourth largest state in the United States, very strong deposit base and growing deposit base. I mean, I think the issues that people have had with Florida on the asset side got(?) on the deposit side. So I think now is not a bad time to be going into Florida, versus before. So I think we look at this and say we can, in a sense, now have a position—seventh, in terms of stores in Florida, where we’re now a player in Florida and we can grow from there organically. As part of this deal, we got an option on 40 different sites from the Riverside acquisition, so I think we’ve got a solid position to grow from.

So we like Florida over the long run. I think if you’re going to go into the South though, you ought to have strong risk management and lending experience, and that’s what we’re acquiring with South Financial.

DF:	Okay.

EC:	A very good team.

DF:	Florida, it’s a very competitive state for banking, as I understand it. Why would you enter a state that is that competitive? Are there advantages in that sort of environment?

EC:	Yeah, well, I guess I would say everywhere—you know, people might say downtown New York is a pretty competitive environment, and we take market share every single day. So I think we run—we’re not afraid of competition. When you run a system that

TD—Hunt Media interviews	Page 11 of 21

gives you better hours, more days, better locations and better service, you don’t actually—competition tells you that there’s money there, so why don’t you go where the money is?

DF:	Some of the banks that have been there for awhile tend to get involved in more risk than TD has in the past. Is that anything that concerns you?

EC:	Well, that’s exactly the issue for us, and that’s why we’re much more comfortable that what we got with this was a conservative risk management team. So we’re acquiring more than a company, more than a set of customers and stores, we’re acquiring a management team as well. So yes, very definitely you want to have people that know their way around the South.

DF:	Okay. Now, on the call you seemed to basically say that you’re still looking around for acquisitions, that’s correct? If they crop up?

EC:	I think we said we’re probably going to pause for a few months here, to digest. You know, we’ve done quite a bit here in the last month.

DF:	Right.

EC:	So we’re going to probably pause and digest that. So, you know, barring that suddenly the FDIC says, “We’ve got the deal for you,” and we have to go, I think our preference would be just to pause and get through the summer, get Riverside and the other two banks integrated, close out on this deal—we wouldn’t convert this deal until the spring. But I think until the fall, I think you’ll see a pause for us.

DF:	Okay. In terms of the management team, is that sort of the missing puzzle piece, per se, of the acquisitions so far?

EC:	Well, that’s what I think we’re getting. That’s the special, the sort of hidden asset, if you want to call it, in this deal is that we’re not, as I say, when you go into the South, we’re confident of our ability to take the retail side, add our wow mix to it, and sell more products to the customers and add to the deposits per store. What I wouldn’t say is that we had deep bench strength on southern lending management, and so that’s what we’re getting with this team.

DF:	Now, the fact that this was done without the FDIC, as the previous deals were, seemed to surprise some. Is that a conscious effort? Is that something that you’d be looking for in the future to, you know, get them before the banks end up with the FDIC?

EC:	Sorry, say that again? Just, I wasn’t sure.

DF:	Was it sort of a conscious effort to get the banks before the FDIC became involved? Is that something that you would be looking for in the future if, say, there was going to be further acquisitions?

EC:	Yeah, so I think what our view is, is that if we had taken the attitude, “Why don’t we let this bank fail?” the bank we would’ve ended up with by the time it got through the FDIC process would probably be a different bank than the bank we’re acquiring. There’s something about the process that’s harder to hold the management team in place. You lose some of your dynamic. You, frankly, lose some clients and

TD—Hunt Media interviews	Page 12 of 21

customers along the way. So we thought that there was an advantage, in the sense, doing this deal ahead of allowing it to go to the FDIC.

DF:	How does that work? I don’t know if you can give me any more detail there. I know with the FDIC it’s a pretty clarified process. They actually send out a list, as I understand it.

EC:	Yeah, so there’s a whole long process that the FDIC goes through once they don’t believe—what you basically do is that, this bank had a consent order. So it had 120 days to raise capital to become well capitalized. So it was given a consent order. So you could either step back and say, “Well, why don’t we see them go through that?” and if they fail to get it, then you start down the process of the FDIC saying, “We’ll move in.” That’s the process that we were truncating.

DF:	Okay, so was the notification still through the FDIC, as it would’ve been otherwise?

EC:	Sorry?

DF:	Was the FDIC involved in the point to where they send out the list that I understand

EC:	No, no, no, right now all that’s happened so far is that the company has—in the public domain, they’ve been given a consent order.

DF:	Okay.

EC:	So they’re in that first stage of the process.

DF:	All right, okay. All right, well you know what? I think that pretty much covers all the questions.

EC:	Terrific.

DF:	All right, thanks a lot.

EC:	Good talking to you.

DF:	Talk to you soon.

EC:	Thank you, bye.

Mo:	Thank you.

DF:	Bye.

Mo:	Yeah, bye.

DF:	Bye.

[Dials number]

TP:	Tara Perkins speaking.

EC:	Hi Tara, it’s Mo. I’m here with Ed.

TP:	Hi Ed, how are you?

TD—Hunt Media interviews	Page 13 of 21

EC:	I’m terrific. How are you doing?

TP:	I feel like I talk to you regularly these days. Too soon (inaudible). I was hoping you could tell me—one thing that I found interesting that I was hoping to get a bit more off the bat from the call, you spoke about how interest rates, not credit losses, are what we should be watching in the US.

EC:	Yeah?

TP:	Could you expand on that a little bit for me?

EC:	Yeah.

TP:	Because I think interest rates would have a mixed impact on the bank, right?

EC:	No, see, for us, because we have a large amount of deposits—if you think about a chequing account where, say, you’re not paying any interest or very small interest, what you actually—if you think about the average chequing account has $1,000 in it. If interest rates are 5%, you get $50 on the float. If they’re 1%, you get ten bucks on the float. So the way banks make money is, the absolute level of interest actually is a major factor in how well off you are as a bank. So when I—you know, I think people have been assuming that interest rates are going to move up in the States. What’s happened here is a result of the European crisis, at least temporarily. Five-year rates in the United States have dropped significantly. The whole rates structure has come down.

So I think what I was trying to say is, we took in this balance sheet and we put $1 billion against the future loan losses. So what happens is, under accounting rules, you really can only put loan loss reserves for your expected loss in the next year. So that’s what—they’ve carried that. They’ve written the assets down appropriately for what they know the losses are now, but they can’t put up reserves for all future losses on that book. We’ve then added—when you buy them you can do a purchase accounting adjustment, where you actually add that. So we’ve added that billion dollars there to protect ourselves on the asset side.

I know why the analysts and investors will immediately go and say, “Well, have you done a stupid deal on the asset side?” and I say, “Well, if you ask me, that’s not actually where the risk is. The risk is that interest rates stay low, and it just takes us a little longer to get a good margin on the deposit side, because we’re obviously buying another whole set of stores and deposits.”

TP:	Okay, and do you think—how serious do you deem the situations in Europe to be? Do you think that they’ll stay lower for longer than we predicted?

EC:	I think Europe will. Whether it will result in low—I’m not sure that I know whether it will result in lower interest rates longer in the US, but I definitely believe that Europe is going to take some time to sort out its own problems. I think what people don’t know is what the impact of those problems are going to be on North American recovery. I think there are quite positive signs right now in the US, and so hopefully Europe will not negatively impact significantly the US. But that’s what I think is a question mark, here.

TP:	Okay. Do you know how many deposits you have in the US in total, after this one?

TD—Hunt Media interviews	Page 14 of 21

EC:	Yes. I think we would have—I’m just trying to do the numbers in my head. I think we will have about $125 billion to $130 billion in deposits.

TP:	Okay, and you talked about introducing new products to South Financial. What types of products don’t they have right now?

EC:	I can’t actually give you the details on that, but we know that in a sense, if you take a look at their deposits per store and their kind of cross-sell, they’re relatively underdeveloped on that side.

TP:	Okay.

EC:	We could come back to you if you want some examples.

TP:	Sure. It’s not that they’re not offering services? They offer mortgages; they offer all the typical stuff?

EC:	I think they offer—yeah. I have to get my files out. I mean, there’s a set of things that we think we could—once we convert them, but we’re not going to convert them until the spring of 2011. So we expect a close in August, leave them in place, develop a good conversion plan, because we want to make sure the customers are handed gently across into our systems, and that’s when we would launch more cross-sell.

TP:	Okay.

Mo:	Tara, I can get back to you on some of the things.

TP:	Okay, thank you.

Mo:	Yeah.

TP:	One other thing that I found interesting here, and I know this came up on the call as well, you’re stepping in before the regulators seize the bank, in this instance. Is that another thing we talked—last time I spoke to you about how you’re learning, TD’s learning constantly about how these things go?

EC:	Yeah.

TP:	Have you decided now that it’s more attractive to get these things before they’ve been seized?

EC:	Well, yeah, in a sense. If you think in the past month, we’ve now done both, right? And so I think it really does depend on the circumstance. We really liked the Riverside deal because they had really, really good branches and really good locations, and an enthusiastic, wow-type sort of employee base. So we were happy to do an FDIC.

Here, because we were getting a more established franchise with a good management team, I think our fear was that if you tactically sat back, let the thing go through the FDIC process and then bid, you may find that some of the management team had shifted it away, or some of the clients and customer base weren’t there. So you were destroying value, and so we looked at it and said, “I’m not sure that the economics are going to be that much better under an FDIC bid here, but the company might be not worth as much.”

TD—Hunt Media interviews	Page 15 of 21

TP:	Did you have a lot of competition?

EC:	Well, they ran a process of about six-month process, where they, you know, obviously talked to a lot of people. So we were part of that process, and that’s how we ended up to be the one that they decided to deal with.

TP:	But there wasn’t a bidding war at the end of the day? There kind of—was there not as much interest?

EC:	It was a more negotiated deal.

TP:	Okay.

EC:	I mean, it’s obviously a complicated deal because you also have a negotiation with the Treasury. So the Treasury had $347 million preferred share, and about $8 million of accrued dividends. So we had to come to a deal with the Treasury of how much they were prepared to compromise, and what kind of amount they could see us paying for the common shares. So that’s a fairly complicated—you can imagine, a fairly complicated deal.

TP:	Okay, and it sounds like you had to deal with OSFI as well, and they suggested you should raise equity?

EC:	I think what we had to deal with OSFI was, you know, you could step back and say, “Obviously we have a very high tier one ratio.” So, you know, if we were perhaps in a completely normal environment, you would just say, “Well, run down your capital in doing this acquisition.” I think OSFI, really combined with the government of Canada—I think the government of Canada wants to play a vigorous role on the world stage of saying, “We believe there ought to be regulatory reform. We believe that the capital of the banks ought to be strengthened. We believe that there ought to be a common standard across the world that all banks agree to, and as part of that process, we’re going to make sure—even though the Canadian banks are incredibly capitalized, relative to the rest of the world—that our banks don’t run down all of their capital here waiting for this to be settled.” And so I think this is a statement that we support, the government’s position in raising this. 250 is obviously a relatively small amount of capital to erase.

TP:	Oh, that’s interesting. Did you have discussions with someone in government about that?

EC:	We have discussions with people in government almost every single day in today’s world.

TP:	I imagine. Does it sort of help—Jim Flaherty’s obviously in a tough position on the world stage, which becomes so interesting in having to kind of go out there and combat the bank techs and be a bit of a lone ranger. Are you trying—you’re basically suggesting you’re trying to give him as much support as you can to make that easier for him, is that fair?

EC:	Yeah, well, I think if you look at the FT article and everything, I think Canada can punch above its weight if Canadians speak as Canadians. I mean, it always sounds corny, but Canada—you know, TD will only do as well as Canada, and in many ways Canada will only do as well as the world. So our interests in the whole financial reform

TD—Hunt Media interviews	Page 16 of 21

isn’t because we had a problem in Canada, it was because we learned when other people have a problem, it hurts Canada. And so I do think it really is very good that you have the government of Canada and the banks all lined up, singing from the same hymn book.

TP:	Okay, and on that topic, just to go back to Greece for a second, there’s a lot of talk that Canada would be relatively isolated if something were to—if something more serious were to come out of Europe. Do you have any thoughts on that?

EC:	Sorry, that Canada would be, or wouldn’t?

TP:	Canada would be relatively isolated, as it was during the past crisis. But once again, we probably don’t have as much exposure to European debt, etc.

EC:	I think that’s probably a fair statement, that we don’t have as much direct exposure, but I think what Jim is saying is, again, each of these crises has second and third round effects. And so if Europe affects the United States, then the United States will affect Canada, and so it won’t—it will be muted, but it won’t be good. So I think that’s, you know—I think we have an interest in saying to Europe, “Solve this problem.”

TP:	And do you think they’re on the right track in doing that?

EC:	I think they’re starting, but I think they’ve got—obviously, I think they themselves would say there’s a number of steps here to solve this problem, and it is going to require some pretty tough fiscal measures in order to solve them.

TP:	I got off track a bit, but one of the things that the analysts are obviously wondering right now is, is TD chewing on too much at once?

EC:	Yeah, you know what? We’re not getting any pushback on that. You know, I think we’ve got a pretty proven track record to be operationally pretty good. The banks that we bought in the FDIC, we’ll have converted them by September. This one will close by August, but not converted until the spring. So I think we’re—and if you take a look at our customer satisfaction scores in the US, they’re pretty spectacular. So I think we’re back. You know, we’re operating in pretty good shape. Obviously you have to measure your pace, here, to your capacity, but we have the capacity to do this.

TP:	Were you suggesting on the call—I couldn’t tell between yourself and Bharat, were you suggesting that you’re not deal shopping right now? You’d rather just do the integrations? Or you’re still looking a little bit?

EC:	I think we’re basically—as you said, what’s the most likely outcome here? The most likely outcome is we’re going to pause for a few months here, but, you know, we’re not in complete control. So if the FDIC called us and said, “We’ve got a fantastic network here that fits your taste perfectly,” we’d be sort of tempted, and I think we’d figure out a way to expand our capacity. But I don’t think that’s a likely outcome. I think the most likely outcome here is a pause.

TP:	Okay, and I remember early on, sort of when you did the Commerce deal, you had talked about doing maybe one day 2,000 branches, I think it was—I’m going off memory, here—in the U.S. and 1,000 in Canada might be TD’s ultimate track. Any updated projections on how big you see TD getting in the US?

TD—Hunt Media interviews	Page 17 of 21

EC:	Yeah, I don’t really like—I think it’s a mistake to try to—we’re not actually trying to achieve a goal, here. We’re trying to make money for the shareholders and achieve strategically defensible spaces in the marketplace. These two sets of acquisitions gives us a great position in Florida and gives us a solid position in South Carolina. So we could stop now and just do organic growth, and I’d be a happy camper. We’re not driven to meet some sort of specific target, but we obviously, with 1,300 branches, have a significant presence in the United States now.

TP:	So does that backtrack a little bit? Because that says you don’t need to be a national, a major coast-to-coast US bank in every jurisdiction; that’s not your goal.

EC:	No, I don’t think I’ve ever said that.

TP:	Okay.

EC:	No, no, I don’t think—if you take a look today in the US, you’ve got three big banks in Wells, Bank of America, and Chase, that are that. I think it’s unrealistic. At least, maybe somebody in another ten years from now, some other CEO can do that, but for me, what we want is a growing franchise in the US that has sustainable market positions. And I’d say we have that today, but if something came along that made us even better, we’d do it, but if it wasn’t shareholder friendly, we wouldn’t.

TP:	Okay, and just on that topic, can I ask, are you—I don’t know if this is publicly out there. I know that you recently renewed your contract. Is your retirement date sort of set in stone at this point?

EC:	Well, we’ve indicated that the end of 2013 is my likely date for retire, and I think that’s probably still a realistic goal.

TP:	What would you like to see TD have accomplished in the US at that date?

EC:	Where would I like to be in the US on that day?

TP:	Yeah, yeah.

EC:	Certainly where I am today. So I think if you said have I—in the sense if you think of my tenure here, in that sense I think TD’s got, in Canada, a pretty strong position, and now we have an equally strong or like position. You know, I’m more driven by what that position is, and that is a customer-friendly, growing bank that is fundamentally at the lower risk end of the spectrum. I think we’re there now.

TP:	Okay.

EC:	So maybe I should retire right now.

TP:	There you go. Thank you so much. Is there anything I left off that you want to point out to me?

EC:	No. No, I think, as I say, if you listen to what I said, we did what we said we’re going to do and we’re pretty happy about it.

TP:	Okay, that’s great.

EC:	Terrific. Thank you.

TD—Hunt Media interviews	Page 18 of 21

TP:	(Inaudible).

EC:	Bye.

TP:	Take care, bye.

JG:	Greenwood.

Mo:	Hi John, it’s Mohammed here. I’m here with Ed Clark.

JG:	Oh, great. Thanks so much for calling back.

EC:	Gee, no one ever says, “great” when they hear me before. I like you.

JG:	Mr. Clark, what is this deal going to do for TD?

EC:	I think this is an excellent extension of our US strategy. So I’ve been sort of saying for some time that we wanted to grow our presence in Florida. So I think you really have to think of this as two deals combined: The Riverside acquisition, the FDIC deal, plus this. So in Florida, that takes us—back in 2007 we had only nine stores in Florida. We now have 170. So I think we’re a player in Florida. In addition, in the Riverside, we got options on 40 different sites, so I think that gives us a room to have a strong organic strategy that can take us up to have a really solid position in Florida. I think what’s interesting about this one is then it gave us a good, strong position in South Carolina. So fifth by stores, fourth by deposits. And so that’s a state that, in fact, we look at it and say, “That’s got lots of growth potential as a state.”

And then finally, and I think this is probably the hidden asset, is a strong management team. So when we look at—you know, we’ve obviously got a very strong presence in Northeastern United States. As we go into the South, we look and say, “We know how to do the retail side.” I think our retail model—we know how to gather deposits. We know how to wow customers. We know how to gain market share, but we probably didn’t have the infrastructure in lending and risk management, and I think we want to have local knowledge and capability in that. And so we really liked this management team, and so we thought, “Wow, this will get us that too.”

So that’s really what it does for us. You’re getting it, I think, at a pretty solid financial deal.

JG:	Now, what you’re paying for the branch is roughly what you paid for the last deal?

EC:	Yes, you could say. I mean, this is slightly different. So in this one we’re paying about $160 million. The way I look at it, sort of forget(?)—it’s a little complicated, in the sense, but I can back up and say we’re paying $130-odd million for the TARP pref, then we’re paying $60 million for the common, and then we get a balance sheet. Then we take that balance sheet, and we take a $1 billion loan mark against it so that we’re confident on the asset side. You’ve got write(?) down of real estate, we’ve got rate marks against high-priced CDs, etc.

You put that all together and you say, well, you really are paying $160 million for goodwill and intangibles above the net tangible book that you’re buying. So the way I would look at it is, you’re paying about $160 million for 170 stores, or $160 million for

TD—Hunt Media interviews	Page 19 of 21

about $7 billion in deposits after you get rid of the broker CDs, for which you wouldn’t pay anything.

So I think it’s a perfectly reasonable price. Obviously with this deal, you’re taking more asset risks than you take with an FDIC deal. That’s the attraction of the FDIC deals. On the other hand, we think we’re marking the book conservatively, and we get probably stronger management—clearly stronger management than you would normally get with an FDIC deal.

JG:	How do you expect to keep that management?

EC:	Well, they’ve signed up contracts with us.

JG:	Yeah.

EC:	I think they’re quite enthusiastic about this. From their point of view, they’re going to become centerpiece to our growth strategy in the South. Lynn Harton will report directly to Barrett(?), so I think they’re pretty enthused.

JG:	Now, I guess there were comments from some analysts in the last few weeks that maybe you might have paid too much for some of those assets.

EC:	The Riverside acquisition?

JG:	Yeah.

EC:	Yeah, so I think we definitely paid up for those assets for a couple of reasons. One, we obviously knew that there was a chance of doing the two transactions together, so I think those assets were worth more to us as part of a combined Florida strategy. Secondly, I think the Riverside assets fit perfectly in our strategy. So we look at the branch locations, they’re where we would’ve built stores, I guess I have to call them, in the US. If you look at the style, we like the style. If you go in there and talk to the employees, they have an element of the wow culture. So I think they were worth more to us than they were to other competitors. But could we have—I guess the test we use—could we have built those 70 stores that we got for that price that we paid? The answer was no. So we got them for cheaper than doing a de novo strategy.

JG:	Yes, and I guess the key thing here is we’re expecting in the next few years that this whole recession thing and the collapse in real estate in the US, especially in the Southern US, is going to go away; the economy is going to turn around.

EC:	Yeah, I think ...

JG:	You talked about that ...

EC:	Yeah.

JG:	When do you see this starting to—this paying off?

EC:	Yeah, so I do think there’s an element in which we’re saying, “We may not have hit bottom in the US, but we can see where the bottom is.” So I’ve been saying all along that I wasn’t up in 2010 for a very large acquisition. But I would do in 2010, where I thought I had visibility, and I think in taking the $1 billion loan mark, we were getting that. We’re simply saying we think we’re comfortable that that’s a conservative mark

TD—Hunt Media interviews	Page 20 of 21

against these assets. But I agree with you that if, you know, the United States doesn’t ever recover, then growing in the United States probably is going to be a tough thing to have done. We believe that the United States is starting to turn here and will recover. I think the issue is the pace of the recovery is what’s hard for people to know.

JG:	Great. Thanks very much for talking to me, Mr. Clark.

EC:	(Inaudible). Have a good day.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

TD—Hunt Media interviews	Page 21 of 21

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-
DOMINION BANK ON MAY 21, 2010
1. U.S. bank M&A talks going beyond FDIC deals Reuters
Spain’s Santander (SAN.MC) in recent weeks tried to merge its Sovereign Bank into M&T Bank Corp (MTB.N), sources familiar with the situation said. Ed Clark quoted. See full story
2. RBC Bank CEO: Trends Up, ‘No Pressure’ to Buy American Banker
RALEIGH — Royal Bank of Canada says it feels no added pressure to resume U.S. acquisitions despite aggressive moves by a major Canadian competitor. Similar article in The Globe and Mail (Streetwise blog). See full story
3. Banks reduce 5-year mortgage rate by 11 points The Canadian Press
Several of Canada’s biggest banks are lowering the rates for their five-year mortgages, the second reduction this month. TD Canada Trust mentioned. See full story
4. TD Ameritrade clients unable to log in, trade The Associated Press
Some clients of online brokerage TD Ameritrade Holding Corp. were unable to log into their accounts during Thursday’s market slide. See full story
5. Senate Passes Finance Bill — Biggest Regulatory Overhaul of Wall Street Since Depression Moves Closer to Law The Wall Street Journal
The Senate on Thursday approved the most extensive overhaul of financial-sector regulation since the 1930s, hoping to avoid a repeat of the financial crisis that hit the U.S. economy starting in 2007. See full story
6. The Financial Regulation Overhaul: Wall Street Firms Brace for Seismic Changes The Wall Street Journal
The Senate version of financial regulation hits Wall Street harder than expected, with some analysts estimating it could cut the profits of major financial institutions by roughly 20%. See full story
7. ‘Problem’ Banks Up to 775 — FDIC Says Industry Posts Profit, but Loan Woes Persist and Lending Still Down The Wall Street Journal
The Federal Deposit Insurance Corp. listed a total of 775 banks, or roughly 10% of the U.S. industry, as “problem” institutions in the first quarter, as bad loans in the commercial real-estate market weighed on bank balance sheets. See full story
8. HSBC reaches out to clients by cutting off outside brokers The Globe and Mail (Canada)
FINANCIAL SERVICES REPORTER HSBC Bank Canada has decided to stop selling mortgages through outside brokers, a signal that it’s willing to shrink its market share to boost its profit margins. See full story
9. Desjardins to stay in backroom National Post
Canada’s credit unions are moving rapidly toward a renewed era of alliances and integration as their businesses become more complex and competition from major banks intensifies, says the head of the country’s largest financial co-operative. See full story
10. A federal travesty National Post
The federal initiative embodied in the Canadian Securities Regulation Regime Transition Act and the plan to table — possibly next week — a bill to create a national securities regulator gives the impression that the case has been heard and that there exists no valid reason not to proceed forthwith. Written by Pierre Lortie, senior business advisor with Fraser Milner Casgrain LLP. See full story

11. Getting Merchants to Foot The Bill for Card Rewards American Banker
With threats to interchange fees growing, issuers are looking for ways to hand off more of the costs of rewards programs to merchants. See full story
12. ANALYSIS: New U.S. Trading Curbs Will Cause More Uncertainty Reuters Hedgeworld
New U.S. trading curbs, however necessary, create yet another layer of uncertainty barely two weeks after the dramatic “flash crash” badly rattled markets, traders and analysts warned on May 19. Joe Kinahan (Chief Derivatives Strategist, TD Ameritrade) quoted. See full story
13. What’s a better investment: stocks or shoes? The Globe and Mail (Globe Investor)
Some people are savers. Some are spenders. Corinne Winnett falls squarely into the later category. While the 31-year-old designer purse aficionado would not reveal the value of her 50-something handbags, her collection includes such designers as Burberry, Gucci and Marc Jacobs. Patricia Lovett-Reid quoted. Similar article in conseiller.ca. See full story
14. Bank lending at solid clip in Canada, growth in U.S. credit National Post
Europe is a mess and markets are not thrilled about what they see or hear from the continent’s policy-makers, judging by the global sell-off in stocks and commodities. See full story
15. EU woes put halt to crude’s bull run The Globe and Mail
It’s only been a few weeks since crude prices were pointed back toward triple-digit territory, but oil’s bull run appears to be firmly over. Crude prices continued their steep fall Thursday as Europe’s faltering markets sparked renewed commodity concerns, driving investors to the safer haven of the U.S. dollar and renewing concern that the global recovery has not yet found solid footing. Derek Burleton (TD Economics) quoted. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. U.S. bank M&A talks going beyond FDIC deals
Reuters
05/21/2010
Spain’s Santander (SAN.MC) in recent weeks tried to merge its Sovereign Bank into M&T Bank Corp (MTB.N), sources familiar with the situation said.
Santander would have taken a stake in the combined entity and bought a 22.5 percent M&T stake held by Allied Irish Banks (ALBK.I), but the talks stalled, the sources said.
Santander wanted to control the combined unit, while Buffalo, New York-based M&T did not want to give up control, the sources said. Talks could still be revived, they added, declining to be named because the discussions are not public.
In another deal, Toronto-Dominion Bank (TD.TO) agreed on Monday to buy South Financial Group Inc (TSFG.O) for $191.6 million to expand its footprint in the Southeast.

These are some of several conversations that are going on as banks get more comfortable about a recovery, their own prospects and their ability to estimate performance of a target’s loan assets, giving some the confidence to explore deals without the Federal Deposit Insurance Corp’s assistance.
“I always thought that at some point people are going to start getting the courage to do these deals on a non-assisted basis,” said Joseph Moeller, a Keefe Bruyette & Woods investment banker. “The focus is going to turn to non-assisted deals. How fast that happens is unpredictable, but that’s the shift in the mindset that’s occurring at the moment.”
“There is a lot of M&A discussion that’s going on beneath the surface,” Moeller said.
FDIC DEALS
The inventory of failed-bank deals brokered by the FDIC remains large, but they are starting to get more expensive and are dominated by smaller banks.
“The bloom’s off that flower. There is a not a lot of big substantial deals left to feast on,” Moeller said.
Some potential buyers may also find that working with the FDIC under strict guidelines is too much and so would try to go it alone if possible.
“That is playing into the fact that it’s not as interesting to do some of these transactions as it was six and a half months ago,” said Christopher Marinac, an analyst at FIG Partners LLC, referring to FDIC-assisted deals.
Banks also have an incentive to buy before the FDIC seizes the target institution, as it helps them avoid an auction and preserve value that’s lost when an institution fails.
“If you buy it before the government takes it, there is no management disruption, and the customers are likely to stay with the bank because they have a commitment to them,” veteran banking analyst Richard Bove said.
Indeed, TD decided to pull the trigger on South Financial because of fears that it would lose value if it waited, Chief Executive Ed Clark said on a conference call.
NOT HEALTHY
These conversations on deals still involve a measure of distress, though, and experts say healthy-bank M&A is still some time away.
Uncertainty about a congressional overhaul of U.S. financial sector regulations, the debt crisis in Europe and market volatility are giving people a pause, with skepticism about the economic recovery creeping back in the last few weeks.
FDIC transactions also still make a lot of sense and are likely to continue to dominate bank M&A in the United States.
“If you have an opportunity to buy it from the government or from the current shareholders, the government is always the better deal,” Bove said.
Purchase accounting, which forces the buyer to record losses when its target’s liabilities exceed the market value of its assets, also continues to be a big hurdle as it can open a capital hole that the buyer must fill to do a deal.
But the overall situation is still better than the lows hit at the heights of the financial crisis. And that is giving dealmakers the confidence they can accurately identify the size of the hole and come up with the capital to fill it, especially when gobbling up a smaller rival.
Some have even raised capital for this very purpose — to seize acquisition opportunities as the economy recovers — and are getting ready to call the bottom.
“I believe it is a very nascent, beginning trend,” Marinac said. “Only time will tell if that is right.”
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2. RBC Bank CEO: Trends Up, ‘No Pressure’ to Buy
American Banker
05/20/2010
PAUL DAVIS
Pg. 16 Vol. 175 No. 78
Royal Bank of Canada says it feels no added pressure to resume U.S. acquisitions despite aggressive moves by a major Canadian competitor.
W. James Westlake, the chairman and chief executive of RBC Bank, the Canadian company’s U.S. operation, said he is in “no way surprised” that Toronto-Dominion Bank is buying South Financial Group Inc. in Greenville, S.C. — a move that would give TD its first banking operations in the Carolinas, where RBC Bank is based.
“This doesn’t change anything for us,” Westlake asserted in an interview Tuesday after a speech here at the North Carolina CEO Forum. “We already have a good core footprint, and our results are improving. Our model is proving to be very resilient, and there is no pressure on us to make an acquisition.”
Despite the new TD Bank presence in the Carolinas and Florida, Westlake saw just a “minor overlap” in the markets served by the Canadian-owned banks. For instance, RBC had 18 branches and $930 million in deposits in the Charlotte area at June 30, where the South Financial unit Carolina First Bank operates four branches with $162 million in deposits, according to the latest Federal Deposit Insurance Corp. data. In Tampa, South Financial’s 17 branches and $756 million in deposits dwarfs RBC’s five branches and $135 million in deposits.
H. Lynn Harton, South Financial’s chief executive, said in an interview Monday that selling to TD “absolutely” creates a growth opportunity in the Southeast. “This is the very beginning of a strong expansion for us,” he said.
After significantly increasing its reach in New York and Florida through its 2008 deal for Commerce Bancorp, Toronto-Dominion continued its expansion in the Sunshine State this year with three failed banks — Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank — that added 69 branches and $3.1 billion in deposits.
By contrast, RBC Bank has not done a deal since early 2008. Westlake said the company has been more focused on diversifying its product lineup, such as capital markets and wealth management, than aggressively expanding its retail bank. It has had major management changes, naming former Wachovia Corp. executive Reggie Davis president in September and replacing Scott Custer with Westlake a month later.
Investors often overlook the different U.S. strategies employed by RBC and TD, said J. Bradley Smith, an analyst at Stonecap Securities. “Our view is that TD made their decision years ago to proceed with a U.S. retail banking strategy, ... so they don’t have any choice but to look for acquisitions.”
Royal Bank might even sell the $26.1 billion-asset RBC Bank, Smith said. “We think they have a lot of options for the U.S. market,” he said, “but if you’re not a buyer, you could just be a seller. But they’re not tipping their hand either way.”
Royal Bank of Canada is to report its quarterly earnings this month, according to a call report filed with the FDIC. RBC Bank lost $68.4 million in the first quarter, but Westlake was upbeat about the company’s prospects.
“Our consumer and small-business lending operations are trending better,” he said. “Unemployment is still a big concern, and we are still concerned about commercial real estate and how that will play out over the next few months.”
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3. Banks reduce 5-year mortgage rate by 11 points
The Canadian Press
05/21/2010
Several of Canada’s biggest banks are lowering the rates for their five-year mortgages, the second reduction this month.
Royal Bank, TD Canada Trust, Bank of Montreal and National Bank Financial said Thursday their posted rate for five-year mortgages will be reduced by 11 basis points to 5.99 per cent, effective Friday.
The other Canadian banks will likely make similar announcements.
“Mortgage rates are still near historical lows. This, combined with cooling house prices resulting from an upswing in listings, will help support affordability for Canadians looking to purchase a home,” stated Sal Guatieri, senior economist at BMO Capital Markets.
The posted rate for five-year mortgages at Canada’s major banks started the month at 6.25 per cent but was lowered by 15 basis points on May 11 along with a range of other rate cuts.
Prior to this month, Canadian mortgage rates had been on the rise.
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4. TD Ameritrade clients unable to log in, trade
The Associated Press
05/21/2010
Some clients of online brokerage TD Ameritrade Holding Corp. were unable to log into their accounts during Thursday’s market slide.
With the Dow Jones industrial average and other major indexes exceeding 3 percent declines, the company posted the following message on the site: “We are having technical difficulties that may result in limited access to your account. We are working to correct this problem as quickly as possible. We apologize for any inconvenience.”
A representative of TD Ameritrade did not immediately return a phone call from The Associated Press. But customers expressed frustration with the problem, posting numerous messages on social networking websites.
Nick Jackson, a customer from the Phoenix area, said in an interview he couldn’t get on for about 30 minutes.

When he called the company’s customer service line, he was given an access code to another site.
“By the time I could get somebody on the phone, I was already down about $2,000,” Jackson said.
Morningstar analyst Michael Wong said all of the online brokers had similar problems during the sudden market plunge on May 6.
Wong said for casual customers, the issue might not be a problem. But “they might stand the chance of losing customers who are semi-professional traders or day traders,” he said. “This is their livelihood.”
If customers feel they can’t rely on their brokerage, they are likely to look elsewhere for a more reliable platform, Wong said.
TD Ameritrade shares fell 68 cents, or 3.7 percent, to $17.73 in afternoon trading. The stock has changed hands between $16.45 and $21.30 in the past 52 weeks.
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5. Senate Passes Finance Bill — Biggest Regulatory Overhaul of Wall Street Since Depression Moves Closer to Law
The Wall Street Journal
05/21/2010
GREG HITT and DAMIAN PALETTA
Pg. A1
The Senate on Thursday approved the most extensive overhaul of financial-sector regulation since the 1930s, hoping to avoid a repeat of the financial crisis that hit the U.S. economy starting in 2007.
The legislation passed the Senate 59 to 39 and must now be reconciled with a similar bill passed by the House of Representatives in December, before it can be sent to President Barack Obama to be signed into law.
The controversial measure, supported by the Obama administration, sets up new regulatory bodies and restricts the actions of banks and other financial firms. It is designed to try to make order of the cascading regulatory chaos that ensued in 2008 when mammoth banks and some unregulated financial firms collapsed, and public funds were used to save them. Among other things, the legislation would:
— Establish a new council of “systemic risk” regulators to monitor growing risks in the financial system, with the goal of preventing companies from becoming too big to fail and stopping asset bubbles from forming, such as the one that led to the housing crisis.
— Create a new consumer protection division within the Federal Reserve charged with writing and enforcing new rules that target abusive practices in businesses such as mortgage lending and credit-card issuance.
— Empower the Federal Reserve to supervise the largest, most complex financial companies to ensure that the government understands the risks and complexities of firms that could pose a risk to the broader economy.
— Allow the government in extreme cases to seize and liquidate a failing financial company in a way that protects taxpayers from future bailouts.
— Give regulators new powers to oversee the giant derivatives market, increasing transparency by forcing most contracts to be traded through third-parties instead of only between banks and their customers. Derivatives, which are complex financial instruments, are often used to hedge risk. Speculative trading in the contracts led to losses at many banks in the 2008 crisis.
“Simply, the American people are saying, ‘you’ve got to protect us,’ and we didn’t back down from that,” said Senate Majority Leader Harry Reid (D., Nev.). “When this bill becomes law, the joyride on Wall Street will come to a screeching halt.”
Opponents of the bill worry that the government is overreacting, and over-regulating the financial industry. They worry the measures will crimp the free flow of capital in the U.S. economy.
“It will inevitably contract credit,” said Sen. Judd Gregg (R., N.H.), who says the Senate bill “is probably undermining the system. . .probably making for a weaker system.”
Sen. Gregg was one of 37 Republicans to vote against the 1,500-page bill. But the legislation ultimately passed with a narrow bipartisan majority. Four Republicans joined with 53 Democrats and the Senate’s two independents in support of the package. Two Democrats voted against the bill, and two senators weren’t present for the vote.
Now Congress will need to reconcile the Senate bill with a companion House package adopted in December on a 223-202 vote, with 27 Democrats joining unanimous Republican opposition.
The outlines of the two bills are largely the same. But there are more than a dozen notable differences that will need to be reconciled during negotiations that are expected to start within days. Despite the differences, the Senate passage virtually ensures that some type of financial regulatory reform will be finalized by this summer.
Leading the negotiations will be House Financial Services Chairman Barney Frank (D., Mass.), who has said he would like to have a compromise package by the end of June.
One flashpoint will be over the Federal Reserve. The House bill includes a provision that would allow the Government Accountability Office, the investigative arm of Congress, to audit emergency lending and some monetary policy decisions made by the Fed. The Senate bill would allow the GAO to study the emergency lending that occurred during the financial crisis, but it would not be authorized to audit decisions made in the future.
Another area of conflict is how to regulate trading of derivatives. Both bills require most derivatives to be traded through third parties, with the intent of increasing transparency. But the Senate bill goes farther by making it more difficult for companies to be exempt from the new rules. There’s also a provision in the Senate bill that could force big banks to spin off their derivatives operations.
Both bills would create a new council of federal regulators with broad authority to protect the financial system from the sort of “systemic” risk that spread rapidly through the economy in 2008. The House bill would let the council impose several forms of restriction, including requiring companies to set aside additional capital, if the council believes a firm has taken on too much risk. The Senate bill leaves that power to the Federal Reserve.
The House bill also includes a provision that would empower the government to force any bank to stop certain practices, or even divest certain operations, if regulators fear there is a risk posed to the broader economy.
The Senate bill, meanwhile, includes a provision that would essentially force banks to stop “proprietary trading,” or making market bets with their own capital. It would also make it more difficult for big banks to grow, by setting new limits on the amount of liabilities they can control.
If a bank does fail, both bills would give the government more power — and resources — to break up the collapsing companies. Among other things, the House bill would create a $150 billion fund, financed by big financial companies, which would be used to unwind failed firms. The intent is to prevent taxpayers from having to pay the tab.
But opponents of the measure worry that regulators might be tempted to use the fund to prop up a failing firm. So the Senate bill has provisions under which a company would be liquidated and the bill for the work would be subsequently paid by a levy on large financial companies.
The Senate bill would also try to force almost all failing financial companies through a bankruptcy-type process, while the House bill would make it easier for regulators to take over and bust up a failing firm without going through the courts.
For consumers, the House and Senate bills would expand protections, creating a new regulator with the autonomy to oversee a range of financial companies, from federally regulated banks to small finance companies. Under the House bill, the agency would be independent, while the Senate bill would place the consumer agency within the Federal Reserve.
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6. The Financial Regulation Overhaul: Wall Street Firms Brace for Seismic Changes
The Wall Street Journal
05/21/2010
RANDALL SMITH
Pg. A5
The Senate version of financial regulation hits Wall Street harder than expected, with some analysts estimating it could cut the profits of major financial institutions by roughly 20%.
Critics of a comparable bill that passed the House in December said the Senate version has fewer escape routes and exceptions that leave room for Wall Street firms to work around new restrictions on their riskiest activities.
Adam White, a derivatives analyst at White Knight Research & Trading in Atlanta, said it is “miraculous” that the Senate proposals are “stronger than the House and not weaker.”
Some skeptics aren’t convinced that even the toughened bill will seriously hurt Wall Street.
“The lobbyists are firmly in control of Washington, and the reform efforts are likely to be modest,” said Jim Hardesty, president of Hardesty Capital Management LLC in Baltimore. Wall Street firms “can reinvent themselves, and they’ve proved remarkably adaptive over many market cycles.”
The tide shifted after Congress pushed through a White House health-care plan in March over objections from Republicans, emboldening Democrats to follow a similar course for Wall Street. Adding impetus were fraud charges brought last month by securities regulators against powerful Goldman Sachs Group Inc.
The most important set of changes relate to derivatives, which are contracts with prices tied to other market instruments. While the House bill required some derivatives to be cleared to reduce the risk of nonpayment, the Senate version could force Wall Street firms to keep derivatives separate from their bank units — or even spin them off entirely.
Clearing requires both parties to a trade to post collateral with a central clearinghouse to ensure that each side can absorb losses.
Guy Moszkowski, an analyst at Bank of America Merrill Lynch who follows banks and securities firms, estimates that derivatives account for half of all trading revenue at the biggest firms. At J.P. Morgan Chase & Co., the second-largest U.S. bank in assets behind Bank of America Corp., derivatives generate an estimated 8% of the company’s total revenue.
The legislation could cut derivatives-related revenue by 30% to 50%, according to Mr. Moszkowski. Had that occurred in this year’s first quarter without any offsetting declines in fixed expenses or capital, per-share earnings at J.P. Morgan, Goldman Sachs and Morgan Stanley would have been at least 16% smaller than what the three companies reported. Citigroup Inc.’s profit per share would have shrunk by 7%.
Glenn Schorr, an analyst at UBS AG who follows financial stocks, said Wall Street could recoup some of the lost profit through higher volumes or by keeping pay below historical levels. A derivatives-trading spinoff could free up capital for redeployment elsewhere.
Some Wall Street lobbyists have warned that the bills, which must still be reconciled in a conference between the House and Senate, could drive up the costs of borrowing for U.S. businesses and push derivatives trading offshore to banks that aren’t subject to the new rules.
It isn’t clear exactly how the proposed limit on proprietary trading, known as the Volcker rule because it addresses concerns raised by former Federal Reserve Chairman Paul Volcker, would affect specific firms.
For example, J.P. Morgan owns a big hedge-fund operator, Highbridge Capital Management, but doesn’t have the bank’s own money invested in the funds. Goldman is one of the largest private-equity fund managers and manages hedge funds that invest the firm’s own funds alongside clients’ assets.
Some insurers are worried that curbs on proprietary trading would apply to the insurance industry’s day-to-day investing of the proceeds of annuity and life-insurance sales.
Insurers also have expressed concerns that toughened derivatives regulation would interfere with routine portfolio-hedging activities.
* * * * *
Washington’s attempt to forestall the type of credit crisis that froze the economy in 2008 promises fundamental changes on how Wall Street’s cast of bankers, traders and analysts do business.
BANKS
No bank is too big to fail, according to the Senate bill, a fact that would restrict any future bailout of U.S. banking giants and require them to develop liquidation plans.
But the legislation stops short of forcing a breakup of the nation’s megabanks, which have amassed even more might since the financial crisis erupted.
And even with the new requirements, some experts predict the largest banks still could be rescued by taxpayers.
Some lawmakers pushed to restore the Glass-Steagall Act, a Depression-era law that erected a wall between commercial and investment banking. The emerging legislation largely preserves the flexibility of financial institutions to engage in both.
Still, there will likely be changes in the way big banks operate, making them more stable. James Reichbach, vice chairman of Deloitte LLP’s financial-services group, predicted the biggest banks would shift away from businesses high in returns and volatility, such as trading. Instead, banking giants are likely to place more emphasis on transaction-driven businesses such as checking accounts and lending, he said.
Banks with more than $50 billion of assets would be required to develop a liquidation plan. And if a bank does go down, an orderly liquidation process would be in place so “they can be wound down without wreaking havoc on the U.S. economy,” said Sanford Brown, a partner at Bracewell & Giuliani LLP.
— Dan Fitzpatrick
HEDGE FUNDS
Hedge funds are about to emerge from the regulatory shadows.
The Senate and House versions of the bill require all hedge-fund advisers over a certain size to register with the Securities and Exchange Commission. That would give the agency a greater window into the trading positions and investment strategies of hedge funds, typically secretive firms that cater to wealthy individuals and big investors.
Steve Nadel, a hedge-fund lawyer in New York, said the registration requirement “has the most immediate impact” of any hedge-fund-related provision in the bill.
Lawmakers also are aiming to give the SEC more discretion in its authority over hedge funds, likely leading to deeper scrutiny of the industry’s client base, trading partners and investments. Though hedge funds have successfully resisted much oversight, some regulators say more scrutiny is needed to reflect the increased influence of hedge funds on financial markets.
Hedge funds could benefit if the so-called Volcker rule forces large banks to cut back on proprietary trading or sell their stakes in hedge funds and private-equity funds.
Executives and lawyers at hedge funds say they aren’t sure how toughened derivatives regulation will affect the industry’s trading of such instruments. Some industry officials remain worried that the biggest hedge funds might be deemed too big to fail, exposing them to constraints on their use of leverage and other risk-taking behavior.
— Jenny Strasburg
RATINGS FIRMS
Credit-ratings firms, which misjudged the risk of mortgage securities with disastrous consequences, face major changes if the Senate bill becomes law. Bond investors could have more room to sue them, while debt issuers and investment banks that sell bonds could wind up with less influence over which ratings company grades their deals.
The proposed overhaul likely would expose officially recognized ratings firms to greater legal liability for inaccurate ratings than those firms now face. They also could lose their ability to rate certain bonds if their performance was poor.
The federal government might also play a role in determining how raters get business. Now, bond issuers and their bankers select the rating firms they want to rate their bonds. Critics say the system creates a conflict of interest because ratings firms’ revenue depends on the firms whose bonds they are judging.
Under an amendment to the Senate bill passed last week with broad bipartisan support, an investor-led board established and overseen by the Securities and Exchange Commission would determine which rating firm would provide an “initial rating” for structured deals. The House bill doesn’t provide for such a board.

A third change is designed to reduce ratings’ influence in financial markets. The provision, which has support in the House, would require the removal of ratings-based standards from regulations designed to keep the financial system stable. But this would be a difficult to implement, perhaps taking years.
— Aaron Lucchetti and Serena Ng
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7. ‘Problem’ Banks Up to 775 — FDIC Says Industry Posts Profit, but Loan Woes Persist and Lending Still Down
The Wall Street Journal
05/21/2010
MICHAEL R. CRITTENDEN
Pg. C3
The Federal Deposit Insurance Corp. listed a total of 775 banks, or roughly 10% of the U.S. industry, as “problem” institutions in the first quarter, as bad loans in the commercial real-estate market weighed on bank balance sheets.
Poor loan performance in other sectors continued to hurt banks, with the total number of loans at least three months past due climbing for the 16th consecutive quarter, FDIC officials said Thursday. There were 702 banks on the FDIC’s problem-bank list at the end of 2009 and 252 at the end of 2008.
“The banking system still has many problems to work through, and we cannot ignore the possibility of more financial-market volatility,” FDIC Chairman Sheila Bair said.
FDIC officials said they expect the number of failed banks to peak this year after climbing steadily over the past three years. Regulators have shut 72 banks so far this year, more than double the number closed by this time last year. A total of 237 banks have failed since the beginning of 2008.
Banks, squeezed by problem loans and continuing economic struggles, responded by reducing their lending. The industry’s total loan balances grew by 3% during the quarter, but the increase was due to accounting changes that required banks to bring securitized assets back onto their balance sheets. Without these accounting changes, lending would have declined for the seventh straight quarter.
“There is a lot of credit distress still in the mortgage-portfolio area,” FDIC Chief Economist Richard Brown said.
FDIC officials said they saw some signs for optimism. The total $18 billion first-quarter profit reported by U.S. banks and thrifts was the highest since the first three months of 2008 and more than triple the profit recorded in the first quarter of ‘09.
But failures continue to strain the FDIC’s fund to protect consumer deposits, although officials signaled they were confident they had enough cash on hand to deal with the expected spate of failures, without having to assess new fees on the banking industry.
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8. HSBC reaches out to clients by cutting off outside brokers
The Globe and Mail
05/21/10
TARA PERKINS

Pg. B4
HSBC Bank Canada has decided to stop selling mortgages through outside brokers, a signal that it’s willing to shrink its market share to boost its profit margins.
The bank is following in the footsteps of Bank of Montreal , which made the same move in 2007 and has been dealing with the fallout ever since.
Lenders face a tradeoff when they sell products through third-party intermediaries. Mortgage brokers, which are responsible for an estimated 25 to 30 per cent of Canadian mortgage sales, form an extra distribution channel that allows banks to reach more customers. Fifteen years ago the proportion of the market that came from mortgage brokers was in the single digits, said Jim Murphy, CEO of the Canadian Association of Accredited Mortgage Professionals.
But in Canada’s mature banking market, where a bank must steal customers from its rivals to achieve significant market share gains, lenders are placing a huge emphasis on attracting a greater “share of wallet” from each customer. That’s more difficult to do when a sale is made through a broker.
If the customer doesn’t come into a branch or deal with a bank representative, then the bank ‘s ability to pitch other products — from chequing accounts to credit cards to mutual funds — declines. Customers acquired through a mortgage broker often deal with the bank by way of letters or phone calls.
Another major factor is pricing. As Frank Techar, head of BMO’s Canadian lending business, has put it: “Our customers were confused about the fact that we were offering BMO-branded mortgages in the marketplace at different prices” — those in the branch and those promoted by brokers. Bankers also say that retaining a mortgage customer is as important as getting them.
Whether to use brokers is a tough decision for banks, Canaccord Genuity analyst Mario Mendonca said. “ BMO has lost significant market share since they stopped using brokers, but their profit margins have improved. It’s hard to tell on a net basis whether it’s the right thing to do.”
HSBC Bank Canada spokeswoman Sharon Wilks confirmed the bank, Canada’s seventh largest, has chosen to stop accepting mortgage applications from external brokers.
“We plan to concentrate on growing our business through our network of over 140 bank branches in Canada,” she said in an e-mailed statement.
Along with BMO, Royal Bank of Canada, the country’s largest residential mortgage lender, does not offer mortgages through brokers (the remaining large banks do). RBC ‘s Canadian mortgage portfolio is about $148.5-billion.
Three years after it decided to stop using the broker channel, Bank of Montreal is still struggling to revive its market share. Its share of the mortgage market fell to 9.2 per cent in the last quarter, from 9.9 per cent a year earlier.
BMO has been bulking up its own team of mobile mortgage specialists, which allows them to reach out to customers in their home or office. BMO has also been undercutting much of the competition on mortgage prices.
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9. Desjardins to stay in backroom

National Post
05/21/2010
NICOLAS VAN PRAET
Pg. FP1
Canada’s credit unions are moving rapidly toward a renewed era of alliances and integration as their businesses become more complex and competition from major banks intensifies, says the head of the country’s largest financial co-operative.
“At the end of the day, I believe that there will be a sort of consolidation of the co-operative movement across Canada,” said Monique Leroux, chairman and chief executive of Desjardins Group, Quebec’s biggest private employer and its biggest financial institution with stated assets of $157.2-billion.
“The requirements in terms of capital ratios, requirements in terms of liquidity, requirements in terms of technology, will bring people to continue to work together more and more.”
Desjardins provides several services to other co-operatives and credit union centrals outside Quebec, a role that is not widely known. It sells Visa card services as a white-label provider to B.C.-based Coast Capital Savings and others. Its Caisse Centrale Desjardins raises money in the capital markets and lends it.
It does information technology for the Caisses Populaires Acadiennes in New Brunswick and branches of the Alliance des Caisses de L’Ontario.
Desjardins is open to increasing that support, Ms. Leroux said in an interview yesterday at her Montreal office.
The number of credit unions in Canada has shrunk dramatically over the past four years as co-operatives sought more scale to compete with the banks, leaving fewer institutions with more assets. British Columbia’s credit unions have the most assets per location at $132-million, followed by Quebec and Alberta, according to an April report on the sector by Moody’s Investors Service Inc.
“The level of average assets should continue to rise over time,” Moody’s said. “We expect further consolidation to occur, increasing the assets per location and allowing credit unions to realize greater efficiencies through increased scale.”
But Ms. Leroux said Desjardins would not be an instigator of merger activity.
She said Desjardins’ role will be more as a provider of back-room services, products and financing that other cooperatives can access. “I think it makes perfect sense to have different credit unions that might have different strategies to really be close to the local communities.”
Desjardins is somewhat unique in Canada among banks and credit unions in that it also has major insurance operations. The cooperative is the No. 1 insurer in Quebec with a 17.9% share and the No. 5 in Canada with a 6.8% share, according to Desjardins corporate presentation documents. Net premiums stood at $3-billion at the end of 2009.
Desjardins was able to develop this business more fully than the banks because it is regulated provincially, which allows the sale of insurance in its credit union branches, credit rating agency DBRS noted in a report on Canadian credit unions in April.
Federal law prevents banks from selling insurance in their branches.
“While the economy of Quebec is reasonably diverse, Desjardins’ concentration in the province remains an asset-quality issue, albeit one that is slowly being addressed through expansion outside the province,” DBRS said in the report.
Desjardins will focus growth outside Quebec by developing its insurance products, by better serving its business customers expanding outside the province and by widening its card service offerings to other credit unions and co-operatives, Ms. Leroux said.
Credit unions including the Desjardins Group account for 8% of the roughly $3-trillion in assets held by Canada’s deposit-taking institutions. The Big Six banks hold 73% of assets.
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10. A federal travesty
National Post
05/21/2010
PIERRE LORTIE
Pg. FP11
The federal initiative embodied in the Canadian Securities Regulation Regime Transition Act and the plan to table — possibly next week — a bill to create a national securities regulator gives the impression that the case has been heard and that there exists no valid reason not to proceed forthwith.
But that case does not rest on solid empirical evidence. It is in Canada’s interest that the contemplated transformation of the Canadian securities regulatory regime be considered only if there exists a strong body of empirical evidence demonstrating that the performance of the current regime is significantly inferior to what is observed in other countries and that a centralization of the regulatory apparatus is necessary to correct the situation.
Proponents of the takeover of the securities regulation field by the Federal government are prone to assert that such a centralized regime would considerably improve the efficacy of securities regulation and enhance Canada’s image internationally. These are lofty objectives, easier said than done. In fact, the record points in the other direction.
There is no space here to cover all the claims of the proponents of national regulators. Readers interested in more detail can access the full version of this paper.
Too often, the arguments put forward to justify a complete overhaul of the Canadian regulatory system do not stand up to scrutiny. A case in point is the assertion — by Columbia law professor John C. Coffee at a 2007 ministerial conference at Meech Lake — that Canada was saddled with a significantly higher cost of capital relative to the United States, in part because of poorer corporate governance. Neither point made by Prof. Coffee is supported by the evidence.
On almost all international comparisons of corporate-governance practices, Canada outscores the United States. True to form, Prof. Coffee presents dual class shares as an example of poor regulation in Canada, as if the phenomenon was a Canadian exception rather than the widespread practice it is around the world, including in the United States. In 1998, there were 255 U.S. companies listed on U.S. exchanges with dual-class shares. In 2002, 6% of U.S. companies listed on U.S. exchanges had such a controlling feature in their capital structure, including the celebrated Warren Buffett’s Berkshire Hathaway. Of the new shares issued in 2002 in the United States, 16.5% were by companies with a class of multiple voting shares. Google is a case in point. In Canada, only 7% of all companies listed on the TSX and 13% of TSX/S&P companies possess a multiple voting share capital structure.
Comparisons made by international institutions rank Canada amongst the best with respect to the quality of securities regulations and investor protection. For instance: Canada was ranked second in terms of the quality of overall securities regulation in the OECD 2006 report “Going for Growth”, ahead of the United States (fourth), the U.K. (fifth) and Australia (seventh). Compared with 178 economies, Canada was ranked fifth in terms of investor protection in the World Bank Doing Business 2008 Report, ahead of the United States (seventh), the United Kingdom (ninth) and Australia (51st).
The empirical studies indicate that on all dimensions of market efficiency that depend on securities regulation, the Canadian market ranks with the best. It has also been observed that the market capitalization of Canadian issuers relative to GDP is greater than most developed economies, a measure indicative of a well-developed and efficient capital market.
A vibrant Canadian economy is highly dependent on the growth of small-cap companies and on the resource sector. The evidence demonstrates that the Canadian equity market for new issuers possesses unique characteristics adapted to this economic need. Two Laval University professors found that securities regulation in Canada does not impose undue barriers to access to the public market for junior issuers.
On average, 214 Canadian companies access the public securities market every year compared to 313 initial offerings in the United States. Between 1995 and 2000, 1295 initial public offerings were completed in Canada compared to 457 in Australia. Between 2003 and 2007, more than $36.1 billion in equity was raised by junior issuers on the TSX Venture Exchange. In 2008, there was 6449 companies listed on U.S. exchanges compared to 3841 in Canada; 64% of these Canadian listed companies (2443) were listed on TSX-Venture.
We have no shortage of listings. What about the costs? According to the Canadian Bankers Association (CBA) “regulatory costs for SMEs are the crux of the matter.”
A CBA paper claimed that if a firm seeks “to raise capital in all 13 jurisdictions rather than just one, we estimate that regulation related costs would double to 16% of capital in the case of a firm seeking to raise $1-million and to 4% of capital in the case of a firm seeking to raise $10-million.” The regulation-related cost of an IPO was said to be $80,000 for filing with two jurisdictions and $150,000 for filing in four and five jurisdictions.
Interestingly, the CBA paper, never identifies the jurisdictions. Based on the geographical distribution of issuers, it is fair to conclude that the increase in costs between two and three jurisdictions is associated with the higher cost of registering in Ontario and that the significant increase in costs between three and four jurisdictions is related to the translation costs of registering in Quebec. Hence, the data presented by the CBA indicates that the increased regulation-related expenses varies as a step function tied to the higher cost for accessing the Ontario market and the additional requirements of bilingualism in the Quebec market and not in the monotonous manner implicit in their model.
These costs will not change and it is ludicrous for the CBA to imply otherwise. What may change, however, is that under the jurisdiction of a federal agency, the obligation to publish offering and continuous disclosure documents in both English and French could become mandatory for all issuers, with a concomitant increase in regulatory-related costs for all non-Quebec issuers.
Some more methodologically rigorous and independent studies have analysed the cost of initial public offerings in Canada. A 2003 paper in Canadian Investment Review looked at the all of the costs of issuing a stock, including underwriting/brokerage fees, legal and accounting fees and other fees or incidental costs (i. e. registration, printing, marketing roadshow, etc.). The cost difference between the United States and Canada was negligible.
Studies squarely addressing the question of the cost of equity in Canada and the United States have recently been published by the Bank of Canada. The introduction to one of these studies concludes that “Multi-country studies indicate that the costs of equity for Canada and for the United States are comparatively close on a worldwide scale.” It added that “our tests are unable to conclude definitely that there is a difference between the Canadian and U.S. cost of equity.”

—
Major shifts in the global economy are often cited as a reason to bring in a national regulator. One report, known as the Hockin report, said “These sweeping changes have resulted in vigorous global competition for capital. The rules of engagement are simple. Capital flows to destinations that engender investor confidence and offer the most attractive risk-adjusted returns.”
Well said, but it does not follow that the common currency of such admonition constitutes a sound basis for detailed policy formulation in matters of securities regulations. For example, in the last two decades, a substantial part of global financial flows went to China, a jurisdiction which is not generally perceived as the best example to emulate in terms of securities regulation. The crucial questions is: what has happened to competitiveness and importance of the Canadian capital market in the face of the global integration of capital markets and why? The results of a recent study comparing 45 stock exchanges/markets for the 1990-2006 period sheds some light on these important questions. The competitiveness of primary markets is determined by the direction of IPO flows.
Canada’s situation remains stable. It was not a common destination for foreign IPOs and this has not changed: Canadian issuers continue to raise more IPO funds abroad than we finance foreign IPO issuers in Canada.
—
True to its federalist structure, the existing Canadian securities regulatory regime requires Securities Administrators from all parts of Canada to reach a consensus in order to preserve the national scope of our securities markets. This characteristic is often presented by detractors as a fatal shortcoming. A good example of the effectiveness of Canada’s existing harmonized securities regulatory system was the 2002 U.S. Sarbanes-Oxley legislation. Proposals promoted — notably by the Ontario Securities Commission — to adopt and impose the original Sarbanes-Oxley regulation ( “SOX”) on all Canadian public companies provides an insightful study of the inherent strength of the current Canadian regime. The Alberta and British Columbia Securities Commissions were particularly concerned with the heavy cost burden and disproportional negative impact SOX would impose on smaller firms. In the end, the Canadian Securities Administration achieved a consensus on a harmonized body of regulations which embody the main governance features of SOX but which are generally devoid of SOX’s overly elaborate and costly impositions.
—
The spectre that the Canadian regime is deficient in matters of enforcement is often the ultimate argument raised by proponents of a centralized regulatory system. The fact of the matter is that criticism concerning the quality of enforcement are common to all jurisdictions. For every Bre-X (Canada), there is an Enron, Global Crossing or WorldCom (U. S.), a Northern Rock (U. K.), a Parmalat (Italy); for every Lacroix (Canada), there is a Madoff (U. S.).
Several observations arise from the data. Clearly, the incidence of public enforcement actions in Canada is significantly lower than that observed in the United States. However, academics who have engaged in international comparisons of enforcement intensity hold the view that the results of such comparisons are problematic in several ways. Lawfulness of populations may vary. For instance, there are 1.6 million adults incarcerated in the United States compared with 33,100 adults in Canada (a ratio of 48.3 to 1). Despite this huge discrepancy, no one can pretend that Canada is a less law-abiding society or that our cities are more dangerous places to live. Countries may structure their regulatory oversight differently, one emphasizing ex-ante supervision while the other relies on ex-post sanctioning and litigation. There exists abundant academic literature arguing that the U.S. securities regulation is excessively tilted toward enforcement actions. Why should Canada blindly follow the same road?
Notwithstanding the admonitions of the “enforcement buccaneers” class, improvements in the enforcement of securities laws in Canada will not be achieved by attempting to copy the U.S. approach, which is not compatible with our constitutional and other values.
The substantial body of empirical evidence we have reviewed leads to the inescapable conclusion that the arguments made to justify the takeover of securities regulation by Ottawa are seriously lacking in foundation and, too often, a travesty of the situation. The short shrift given to the wealth of well-known economic analysis raises questions about the real objectives of the Pollyannas who see only gains and no cost to the centralization of the securities regulatory apparatus. Who “really” stands to benefit from the creation of a federal securities commission? The review of independent empirical evidence demonstrates that it is certainly not Canadian investors, junior issuers nor the fairness and efficiency of the Canadian capital markets.
In the end, the vainglorious attempt by Ottawa to adopt comprehensive securities legislation that would have paramountcy over provincial legislation will most likely lead to results contrary to what is purported to be sought.
— Pierre Lortie is senior business advisor with Fraser Milner Casgrain LLP.
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11. Getting Merchants to Foot The Bill for Card Rewards
American Banker
05/20/2010
ANDREW JOHNSON
Pg. 1 Vol. 175 No. 78
With threats to interchange fees growing, issuers are looking for ways to hand off more of the costs of rewards programs to merchants.
Though merchants, understandably, are none too keen on picking up more of these expenses, banks are trying to make the shift more palatable by using advanced analytics that can parse consumers’ spending patterns and identify the people most likely to make purchases at specific retailers.
“Rewards, just in general, will need to be restructured to be more cost-effective and to maybe more accurately target rewards to individual consumer segments,” Beth Robertson, the director of payments at Javelin Strategy and Research in Pleasanton, Calif., said in an interview Wednesday.
Cardlytics Inc., an Atlanta software developer, has devised a merchant-funded rewards system that lets retailers aim offers at the most desirable customer segments, by evaluating transaction data supplied by issuers. The offers are delivered to cardholders’ online banking portals.
“This is a way for us to allow the bank to provide a rich rewards program that is really relevant to its consumers or members without having to pay for it,” Rod Witmond, Cardlytics’ senior vice president for product management and marketing, said in an interview Tuesday at SourceMedia Inc.’s Card Forum and Expo in Orlando. (SourceMedia publishes American Banker.)
“Merchants spend millions and millions of dollars trying to segment and target consumers so they can make an educated guess as to where the consumers are going to spend their money,” Witmond said. “With our system, we take all that guesswork out.”
Cardlytics’ technology matches offer requirements against cardholder transaction data every night to deliver ads only to cardholders that meet the parameters. For instance, a clothing retailer could offer $10 off a purchase of $50 or more only to those people who have spent at least $50 at a competitor’s store in the last 30 days.

Cardlytics uses a “pay-for-performance” revenue model in which the merchant only pays if a consumer makes a purchase. It has about 75 merchant clients, including McDonald’s Corp. and Macy’s Inc.
Four banks and a prepaid card provider that Witmond would not name are using the Cardlytics system now to deliver merchant offers to about 500,000 consumers. Cardlytics got the four bank customers through its relationship with an online banking software vendor that wants to roll out the technology to as many as 70 more financial companies this year.
To create offers, Cardlytics uses issuers’ card transaction data, including ZIP code, store name, store category, frequency of cardholder visits and amounts spent during those visits.
Robertson and other analysts who spoke at Card Forum said Cardlytics’ approach could catch on as merchant participation becomes a bigger focus for issuers.
Using transaction data to determine which consumers would be most receptive to particular offers is not a new concept, but merchants have normally had to buy such data from third parties, said Ron Shevlin, a senior analyst at the research firm Aite Group LLC.
They have also been limited to sending direct mail or e-mails to prospective customers, he said. Because Cardlytics’ technology delivers offers directly to consumers on their banking companies’ websites, the odds are better that they will see the promotions, especially if they are the type that check “points balances and [are] looking for good deals,” he said.
“The biggest challenge that banks or even credit card firms have, if they can do a good job of analysis, is in getting the offer to you in a timely” way, he said.
When the economy soured and new regulations emerged, many industry watchers “really thought the demise of the rewards program was coming,” Julie Bohn, a vice president of information services at the Atlanta processor First Data Corp., said Monday during a Card Forum presentation.
Consumers have become accustomed to rewards, she said, but the programs are “certainly going to change.”
Bohn highlighted a program that First Data manages for Amalgamated Bank of Chicago called AmalgaMiles. The standard reward is one airline mile for every dollar spent, but cardholders earn up to 28 miles per dollar spent in certain spending categories, Jonathan Telzrow, Amalgamated’s senior vice president of consumer and commercial credit cards, said during the presentation. The merchants benefit from increased sales to Amalgamated cardholders and cover the additional costs of the bigger rewards.
The bank wanted cardholders earning and redeeming offers more frequently to drive card use and also to get customers thinking of Amalgamated as their partner in “getting them to that trip to Hawaii faster,” Telzrow said.
Because interchange is in flux, the bank’s managers realized that a model in which interchange “pays for points” was not sustainable, he said, adding that merchant-funded rewards in some ways are “the new interchange.”
Amalgamated added merchant-funded rewards to its program in late 2008 and beefed up marketing for it in 2009, he said. “We went from a ‘build it and they will come’ “ attitude to a ‘build it and then go tell people’ approach,” he said. The program includes merchants in numerous categories, including apparel, electronics and travel.
The key to a successful merchant-funded program is having a “robust” list of national, regional and local retailers and doing both in-store and online offers, Bohn said. First Data is a unit of Kohlberg Kravis Roberts & Co.
SunTrust Banks Inc. last year began offering bonus points in certain merchant categories to participants in its SunTrust Rewards program. It includes about 600 merchants, said Stef Anderson, the first vice president of loyalty and rewards at the Atlanta company.
It is “critically important” to justify for merchants the value of participating in rewards programs, he said.
The challenge is engaging merchants, he said. “What model do you use that would be scaleable to go in and recruit those merchants? And then somebody needs to service those merchants.”
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12. ANALYSIS: New U.S. Trading Curbs Will Cause More Uncertainty
Reuters Hedgeworld
05/21/2010
New U.S. trading curbs, however necessary, create yet another layer of uncertainty barely two weeks after the dramatic “flash crash” badly rattled markets, traders and analysts warned on May 19.
The U.S. Securities and Exchange Commission unveiled details late on Tuesday of the so-called circuit breakers that would halt trading market-wide when individual shares move sharply to rein in uncontrollable drops.
Investors have mostly embraced the breakers as necessary given the trying times. Still, a flurry of temporary stoppages could soak up liquidity, impact derivatives markets and make for choppy short- term trading, observers said.
“If you put a bunch of stock gaps in the way, you don’t know what’s going to happen after the gap releases,” said Marc Pado, U.S. market strategist at Cantor Fitzgerald & Co in San Francisco.
“There’s a lot of uncertainty of what happens when you just stop things for five minutes. So a lot of people disagree with it. Some people feel it’s the right way to go, but unfortunately, not knowing what theresult is is another risk you take when you invest.”
The Senate Banking Committee will hold a hearing on May 20 to examine the whip-saw crash that drove the Dow Jones Industrial average down some 700 points in minutes on May 6, before it sharply rebounded.
SEC Chairman Mary Schapiro, CFTC Chairman Gary Gensler and exchange officials from NYSE Euronext, Nasdaq OMX Group Inc and CME Group Inc will testify at the hearing, reflecting growing anxiety that a cause of the dramatic plunge has not yet been articulated.
The SEC, exchanges and market watchdog FINRA have nonetheless pitched the joint circuit breaker plan meant to avoid a repetition of the episode that rattled investors worldwide and highlighted disparate circuit breaker rules at exchanges.
The trading halts, which roll out in June for a six-month trial period, “would give the markets the opportunity to attract new trading interest in an affected stock, establish a reasonable market price, and resume trading in a fair and orderly fashion,” the SEC said on May 18.
The new breakers for Standard & Poors 500 index stocks trip when they fall or rise 10 percent in 5 minutes, halting trading for 5 minutes. These details could be adjusted and exchange-traded funds might be added, the SEC said.
Trading in equity options contracts will also pause when the underlying stocks are halted.

“You have to understand that market makers who provide liquidity will take a wait-and-see attitude for reentering the market,” Patrick Mortimer, director of option trading at New Hope, Pennsylvania-based Pipeline Trading Systems, said of the fallout in options markets.
“After a stock reopens for trade you are going to see option bid and ask spreads widen. You are also going to see volatility spike up at least in the short-term until the underlying stock has settled down.”
DAY TRIPPING
A similar circuit breaker would have tripped on less than half of all trading days since the beginning of 2008, according to a Credit Suisse study published on May 19.
The breaker would have kicked in an average of about 40 times per day in October 2008 — during the height of the credit crisis — but fewer than 10 times per day excluding the period that year between September and November, Credit Suisse analyst Ana Avramovic wrote in a note.
Under the new plan, the exchange that lists the halted stock will handle the reopening of trading, said a person familiar with how it will be implemented.
But questions remain on how the shares will react to the buildup of orders and investor interest in that five minute period.
“The price is really what we’re concerned with. So anything that we have to do to improve the quality of the marketplace and give the client the right price, I think is a very good thing,” said Doreen Mogavero, a NYSE floor broker and president of member firm Mogavero, Lee & Co, who backs the breakers.
“If people want to continue trading around that five minute break ... they’re going to find a way to do it,” Mogavero added.
The SEC, under growing pressure to pinpoint a cause of the May 6 plunge, is also working quickly to improve market surveillance and said it will consider at a May 26 meeting whether to propose the consolidation of audit trails from all U.S. exchanges and trading venues.
“It is always good to see the SEC attempting to protect investors, particularly retail investors,” said TD Ameritrade chief derivatives strategist Joe Kinahan.
“The downside is every time you try to regulate trading, it can adversely affect liquidity and the desire of market makers to take risk.”
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13. What’s a better investment: stocks or shoes?
The Globe and Mail (Globe Investor)
05/21/2010
DIANNE NICE
Some people are savers. Some are spenders.
Corinne Winnett falls squarely into the later category. While the 31-year-old designer purse aficionado would not reveal the value of her 50-something handbags, her collection includes such designers as Burberry, Gucci and

Marc Jacobs.
Ms. Winnett, a Toronto-based regulatory specialist for a chemical company, admits her savings are “not that high” outside her RRSPs. “I’d say, for the most part, I’m in my spending years. I do have a savings account, though,” she said, adding: “I’m more proud of my purse collection.”
Andrea Hagman falls on the other side of the spectrum. “I guess I’m more of a saver. I don’t like debt of any kind and I hate buying things at regular prices if I can get them for less,” says the mother of two girls.
Ms. Hagman, 36, has paid off her minivan and the mortgage on her house in Markham, Ont. “I would like to put more towards savings in the future, but am comfortable with where we are right now.”
Finding a good balance between spending and saving is tricky but rewarding, says Patricia Lovett-Reid, senior vice-president of TD Waterhouse. We know it’s important to save for retirement, but the instant gratification of shopping can sometimes trump the peace of mind that comes from long-term investing, she said.
“It’s pretty challenging. We all like to add a little zip to our wardrobe with the latest trend. And I think people will do that with their portfolios and that’s fine, but it’s the tried and true that get you through year after year.”
The Canadian debt to disposable income ratio has risen from 0.90 in early the 90s to 1.47 now. In addition, only 31 per cent of eligible tax filers contribute to RRSPs, and only 6 per cent maximize their RRSP contribution room. Our personal savings rate has fallen from a peak of 20 per cent in 1982 to 10 per cent in the 1990s and 4.6 per cent at end of 2009.
“I don’t want people to save until it hurts but I don’t want you to spend as if there’s no tomorrow,” Ms. Lovett-Reid says. “And like most things in life, moderation is the way to go. But I will say making money is always in vogue. It never goes out of style. When styles come and go and you’ve got a financial foundation, I think that’s pretty stylish.”
So how can a shopaholic get motivated to start saving? Think of portfolio building as hunting for that little black dress, says Ms. Lovett-Reid, with investment-grade bonds and blue chip dividend-paying stocks as your portfolio wardrobe essentials.
“We’ve got the staple that sees us through events, that sees us through when you don’t know what else to turn to. And that’s what a good portfolio will do.”
Not sure where you fall on the spending spectrum? TD Waterhouse has come up with a quiz to help you figure it out. When you’re done, check out your financial institution’s online savings tools or TD’s retirement calculator to see how much you should be saving to reach your goals.
Quiz: Are you a shopper or a saver?
1. It’s mid-winter and you are faced with wearing the same sad, old sweaters that you wore last year. You need a change. You...
a) Give away all your old sweaters and replace those empty hangers with a brand new wardrobe. Gotta look your best!
b) Hit the shops and buy two sweaters on sale and a belt to spruce up some of the ones you already own. You’re set for the rest of the winter.
c) Buy a bottle of wine and host a clothing swap. Your new wardrobe was nearly free!
2. Your friend is heading to Paris on business and suggests you join her for a long weekend of fine dining and couture. You...
a) Jump at the chance. You charge the weekend to your credit card — you’ll figure out how to pay for it when the bill arrives next month.
b) Check online for last-minute deals on flights and make an agreement to eat at local bistros, enjoy the free sights and window shop.
c) Review your available cash and decide to give Paris a pass. You do not want to rack up debt for a long-weekend trip.
3. How do you describe your grocery shopping routine?
a) I mainly eat out, order in or take out dinner.
b) I do a regular grocery run every week.
c) I stock up on bulk products to save money and tend to choose items that are on sale.
4. It’s your sister’s birthday and you’ve decided to have a group of friends over for a little cocktail party. You...
a) Make a stop at your local gourmet store to buy some extravagant cheeses and finger foods.
b) Go to the grocery store for some frozen hors d’oeuvres and pick up a nice selection of moderately priced wine and beer.
c) Whip up some homemade snacks and turn inexpensive red wine into great tasting sangria.
5. You see a great pair of shoes for sale online. You...
a) Buy them in two shades. With the click of a button, they’re yours, since the shopping sites you frequent have your credit card number on file.
b) Take some time to decide if you really need them. If you don’t have something similar ... sold!
c) You pass. The shoes you already own suit your needs just fine.
6. You are off to a friend’s high-profile fundraising gala. You...
a) Enter in an ensemble you saw your favourite celeb wearing in a magazine. You charge the dress to one credit card and the shoes to another.
b) Show up in a trendy dress borrowed from a friend and splurge on some new shoes.
c) Wear the same dress as last year with some new accessories — hopefully no one will notice.
7. Congratulations! You’ve been handed a big bonus from work. You...
a) Jump online right away and book a fabulous vacation to the Caribbean.
b) Get in the car and head to the country for a romantic weekend getaway.
c) Splurge on a great dinner out and do some online research to help you figure out the best place to put the extra cash.
Give yourself 1 point for every a), 2 points for every b) and 3 points for every c).
If you scored 10 or under: You are a classic shopaholic. You like to live like a millionaire but your bank account says otherwise. While you may not be worried now, this type of shopping may have a significant effect on your future. It is time to get savvy by creating a financial plan that lets you have some fun now without jeopardizing your financial security later on in life. Try channelling your passion for online shopping into online investing. If your dream is to retire rich, you can’t be spending more than you earn!
If you scored 11 to 17: You are a responsible shopper. You stick to a budget but still allow yourself to indulge once in a while. You don’t need to live a millionaire’s lifestyle and don’t expect a million dollar bank balance, but you know the importance of financial security — even if you don’t always make the most frugal decisions. Remember that financial circumstances and responsibilities may change over time — getting married and having kids can have a big impact on your financial situation.
If you scored 18 or above: You are a disciplined shopper; cutting corners every chance you get. You definitely do not live like a millionaire but keep up the good habits and you might some day be one. Contributing as much money as you can to your future is a way to help you meet your goals and expectations and could provide you with financial security in the future.

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14. Bank lending at solid clip in Canada, growth in U.S. credit
National Post
05/21/2010
PAUL VIEIRA
Pg. FP1
Europe is a mess and markets are not thrilled about what they see or hear from the continent’s policy-makers, judging by the global sell-off in stocks and commodities.
Still, there is reason to believe the global recovery has legs, even if it moves at a slower pace.
For starters, European uncertainty may slow attempts by Beijing to tighten Chinese credit conditions, which had traders worried about near-term emerging market demand. Bank lending continues at a good clip in Canada, and credit growth in the United States is slowly picking up. Long-term U.S. mortgage rates have moved to near-record lows, and even the sharp drop in crude oil prices, which will take a bite out of Canada’s terms of trade, means more money in the pockets of that ever-important U.S. consumer.
“There’s a lot of turmoil, but I don’t know that I am prepared to throw in the towel and say we will have a big follow-through economic impact,” says Stewart Hall, economist at HSBC Securities Canada.
Events in Europe, however, do foreshadow what’s ahead — namely, slower growth for the developed world as it deals with the massive amount of debt built up prior to the financial crisis, and piled on with zest in efforts to avert the next Great Depression.
“In the near term, the Canadian economy will be in healthy shape,” says Avery Shenfeld, chief economist at CIBC World Markets. “But we are going to see the story of fiscal tightening hit much more important economic partners for Canada — like the U.S. and Britain next year — and that may slow growth more than we would like.”
Make no mistake, Europe is a big economic deal. The eurozone, or the countries that use the euro, represents 16% of global gross domestic product.
But even before Europe got itself into trouble — mostly over the handling of a potential Greek default — the Bank of Canada had pencilled in weak growth for the economic bloc of just 1.2% this year and 1.6% in 2011.
Further, the eurozone plus Britain accounted for 8.6% of all Canadian exports shipped in the past 12 months.
Nevertheless, Europe’s woes are beginning to ripple. The Canadian dollar took a hit and yields on Canadian bonds fell yesterday.
Market participants scaled back expectations of Bank of Canada rate increases on the belief the economy might sputter due to events across the Atlantic.
Douglas Porter, deputy chief economist at BMO Capital Markets, says the Asian crisis of the late 1990s caused “much sound and fury” in North American markets, just as Europe has this week.
But at the end of the day, the U.S. economy “kept chugging through as if nothing had happened,” Mr. Porter said.
“Europe is important, but the U.S. economy is big enough to stand on its own. And the more crucial factor, going forward, is if U.S. employment keeps climbing.”
One drawback from the euro troubles, though, is the rapid strength of the U.S. dollar.
Much of the anticipated U.S. economic comeback was based on its emergence as an exporting powerhouse by building on a weaker currency and the U.S. propensity to extract productivity gains.
What’s got markets spooked is the possibility that Europe’s fiscal malaise represents a return to yet another global recession. But credit markets continue to function and interest rates remain near record lows, Mr. Hall says.
“Are we seeing real changes in long-term demand trends? I don’t think so,” Mr. Hall says.
“That tends to suggest we get a commodity price recovery once markets get their heads around the fact this may not be the great economic development that the sub-prime meltdown was.”
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15. EU woes put halt to crude’s bull run
The Globe and Mail
05/21/2010
NATHAN VANDERKLIPPE
Pg. B3
It’s only been a few weeks since crude prices were pointed back toward triple-digit territory, but oil’s bull run appears to be firmly over.
Crude prices continued their steep fall Thursday as Europe’s faltering markets sparked renewed commodity concerns, driving investors to the safer haven of the U.S. dollar and renewing concern that the global recovery has not yet found solid footing.
June oil prices dipped to their lowest level in 10 months Thursday, falling 8 per cent on the day before staging a moderate recovery.
The past few weeks have seen an extraordinary re-evaluation of crude, which has seen its largest major correction in at least a year, coming down from a high of $87.15 (U.S.) earlier in the month. On Thursday, June contracts for light sweet U.S. crude fell as low as $64.24 before closing at $68.01, prodded downward in part by surprisingly poor U.S. jobless figures.
The fall comes as recent statistics show Chinese oil demand has grown 12.7 per cent over last year. The U.S., the world’s biggest oil consumer, has seen a 4.8-per-cent rise in the same period. But economists and analysts say investors’ lost faith in oil parallels the declines in markets, which have plunged on worries about European financial problems and the global impact those could produce.
“The sovereign debt crisis in Europe has people very concerned, and credit tightening in China has called into question how powerful China will be in terms of its growth in oil demand,” said Adam Sieminski, chief energy economist with Deutsche Bank in Washington. “It’s brought back the possibility that the global economic recovery is going to be W-shaped rather than V-shaped.”
Commodities in general have been afflicted by the economic worry — gold and copper have also dropped, for example. But oil’s 26-per-cent tumble in three weeks comes as markets wake to the fact that growth in production so far this year has doubled growth in demand, which no longer seems likely to catch up soon. That fact has been made obvious in U.S. crude inventories, which have swelled more than 10 per cent since January, and now sit far above seasonal averages.
“The markets appear to be turning a blind eye to what is a worrisome fundamental outlook for crude,” said Derek Burleton, director of economic analysis at Toronto-Dominion Bank. “The recovery was supposed to lead to a shift from surplus to deficit in terms of world production supply. And if anything, it’s moved the other way.”
That has turned crude prices into a victim of deflating world optimism.
“The rally was very much contingent on the China story, and the fact it was going to be down the road exerting real pressure on supplies,” Mr. Burleton said. “Now we’re getting increased concerns about Chinese growth, particularly as worries over Europe escalate.”
The supply-demand imbalance could produce lingering effects for an industry that, in recent months, has seen enough price stability to restart the flow of multi-billion-dollar deals and major new projects in areas like the oil sands.
Though the market turmoil of the past few years has made large price swings more commonplace — last March, for example, crude fell by 7 per cent one day before recovering 11 per cent the next day — oil has now slipped below the $75 mark needed to sustain output.
Continued faltering of prices could even trigger changes at OPEC, which has held firm on quotas since January, 2009, said Kevin Saville, a crude expert and managing editor of Platts Global Alert in New York.
“If this keeps falling, there’s going to be some whispers about OPEC maybe wanting to meet and rein in production to give that price a boost up.”
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déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON
MAY 21, 2010
Daily News Brief
May 21, 2010
Compiled by Lauren S. McClintock, Corporate and Public Affairs
TD BANK NEWS
1. TD Bank takes direct approach to woo LI small firms — Newsday (LI)
Usually, the place a bank makes loans is in a little glass office at a branch, but Thursday, TD Bank tried a different tactic and sent more than 70 managers to visit more than 300 Long Island small businesses. [TD Bank’s Ed Blaskey is quoted.]
2. Carolina First Arena could get a new name — The Post and Courier (SC)
The College of Charleston’s Carolina First Arena very well could become TD Bank Arena or some variation when Canadian-owned TD Bank Financial Services completes the purchase of the Greenville-based Carolina First Bank.
3. Councilor wants more info on TD’s Waltham plan — Daily News Tribune (MA)
After meeting with neighbors of the TD Bank planned for Moody and Alder streets, Ward 8 City Councilor Stephen Rourke passed along concerns about the proposal at the City Council’s Ordinances & Rules meeting earlier this week.
4. Hero Bowl tickets still on sale throughout county — Delaware County News Network (PA)
Tickets for the annual Delaware County Hero Bowl which will pit the best high school senior gridiron stars against each other on Thursday night, June 3, at Widener University, Chester, continue to be sold for $5 each at all TD Bank branches in Delaware County. TD Bank is providing major corporate sponsorship with a $12,000 donation to the Hero Scholarship Fund through the Hero Bowl.
INDUSTRY NEWS
1. Florida banks narrow losses, reduce loans — South Florida Business Journal
Florida’s banks greatly reduced their losses in the first quarter, but also cut back on their lending.
2. Senate Passes Finance Bill — Biggest Regulatory Overhaul of Wall Street Since Depression Moves Closer to Law — The Wall Street Journal

The Senate on Thursday approved the most extensive overhaul of financial-sector regulation since the 1930s, hoping to avoid a repeat of the financial crisis that hit the U.S. economy starting in 2007.
3. The Financial Regulation Overhaul: Wall Street Firms Brace for Seismic Changes — The Wall Street Journal
The Senate version of financial regulation hits Wall Street harder than expected, with some analysts estimating it could cut the profits of major financial institutions by roughly 20%.
4. ‘Problem’ Banks Up to 775 — The Wall Street Journal
The Federal Deposit Insurance Corp. listed a total of 775 banks, or roughly 10% of the U.S. industry, as “problem” institutions in the first quarter, as bad loans in the commercial real-estate market weighed on bank balance sheets.
TD BANK NEWS
1.	TD Bank takes direct approach to woo LI small firms By Andrew Smith May 21, 2010 — Newsday (LI)
Usually, the place a bank makes loans is in a little glass office at a branch, but Thursday, TD Bank tried a different tactic and sent more than 70 managers to visit more than 300 Long Island small businesses.
“It’s a market segment that we’re targeting aggressively,” said Ed Blaskey, TD’s market president for suburban New York. “We’re out there willing to lend money.”
So are other banks and lenders, of course. Long Island-based banks, as a group, continue to increase business lending, according to Federal Deposit Insurance Corp. statistics. But nationally and statewide, bank lending continues to be restricted, as banks cope with a flood of existing bad loans.
TD, which has more than 1,100 branches on the East Coast and $148 billion in assets, has been relatively unencumbered by bad loans, however.
Blaskey said Thursday’s blitz was less of a sales effort than one aimed at building or nurturing relationships. Although the bank was hoping to make loans, Blaskey said TD also sought to gain deposits and foster long-term relationships with potential customers at its 44 Long Island branches.
One existing TD customer, Above Board Real Estate of Amityville and Seaford, didn’t need to be sold.
“They’re very easy to work with,” associate broker Jeannemarie Padgur said. Her mother, Geralyn Bozza, owns the business. “They take care of things immediately,” Padgur said. Still, when a TD manager stopped by Thursday, Padgur said they took the opportunity to discuss renewing their line of credit and showed the manager the newer of their two offices in Amityville.

The time was right to reach out to businesses, Blaskey said. Managers called some businesses in advance to set up appointments, but other visits were cold calls, he added. “The general feeling is that there’s not a concerted effort in that market,” Blaskey said.
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2.	Carolina First Arena could get a new name By Tommy Braswell May 21, 2010 — The Post and Courier (SC)
The College of Charleston’s Carolina First Arena very well could become TD Bank Arena or some variation when Canadian-owned TD Bank Financial Services completes the purchase of the Greenville-based Carolina First Bank.
The original naming rights agreement between the College of Charleston and South Financial Group, the parent company of Carolina First, addressed such a scenario, saying that the rights would be transferred to the successor bank or financial institution as long as the $2 million pledge is paid. The contract also states that if a merger takes place during the pledge period that the successor bank has the obligation to pay the pledge balance, and that the “College alone reserves the right to agree to continue to name the center for the successor bank, or terminate the agreement and/or seek another naming opportunity.”
College of Charleston director of athletics Joe Hull said earlier this week that it’s too early to know how the ownership change will affect the name of the arena.
South Financial Group and the school signed an agreement in May 2005 calling for the financial institution to pay $2 million over a 10-year period ending in 2014 in exchange for the permanent naming rights for the 5,100-seat facility located on George Street. The parties later agreed to modify the original agreement so the bank could allocate the money through two different sources.
The Post and Courier secured copies of the agreement and subsquent changes through the South Carolina Freedom Of Information Act.
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3.	Councilor wants more info on TD’s Waltham plan By Jen Judson May 21, 2010 — Daily News Tribune (MA)
After meeting with neighbors of the TD Bank planned for Moody and Alder streets, Ward 8 City Councilor Stephen Rourke passed along concerns about the proposal at the City Council’s Ordinances & Rules meeting earlier this week.
Rourke asked TD Bank to consider points raised by neighbors and asked representatives of the bank to provide more information based on those concerns, said committee Chairman Edmund Tarallo.

TD Bank said it would put together the information Rourke asked for and present it at the next committee meeting on June 7.
The proposed 2,926-square-foot bank would replace the seven buildings on the corner of Moody and Alder streets owned by Lorraine Brown and LJB LLC.
On Thursday night last week, said Rourke, he went over the most recent plan with the neighbors.
Two weeks before Monday night’s session, the bank presented a revised plan for the site and building. Neighbors had opposed plans the bank had presented earlier this year. The most recent plans call for an entrance and an exit off Moody Street and an exit off Alder Street. The building would be moved closer to Moody Street and farther from neighboring homes. An ATM would be placed inside.
At last week’s meeting with the neighbors, “there were several concerns raised,” said Rourke. As a result, Rourke said he asked TD Bank to provide a few more alternatives for traffic to enter and leave the property.
Rourke said he would like to see designs that would eliminate any entrance or exit off Alder Street. One option would have an entrance and exit off Moody Street only. Another option would be an entrance from Myrtle Street and an exit onto Moody Street, he said.
“Safety on Alder Street was a major concern,” said Rourke.
There were other concerns and questions raised about the drive-thru and hours of operation as well as about the Brook House, which was built in 1852 and would be in the way of TD Bank’s building plans.
Rourke said TD Bank is not considering working the Brook House into any building scheme. He asked representatives on Monday to provide an explanation in writing why including the Brook House is not part of the proposal.
TD Bank was also asked to submit in writing its intentions to move the Brook House should the city secure a viable location for it.
Rourke also asked the bank to consider having only one drive-up window lane. The current proposal has two lanes, he said.
Considering during an hour, at its peak, only 20 vehicles would use the drive-thru, Rourke said, it didn’t seem like the bank would need more than one lane.
Lauren McClintock, spokeswoman for TD Bank, said, “I do know our development team is in the process of reviewing options, but nothing has been finalized.”
“When we move into a new community, it’s not unusual to have discussions over everyone’s thoughts, and we feel this is a great way to respect everyone’s wishes and let them know we’re committed to this community,” she said.
The bank is interested in being an active long-term community partner, said McClintock.

“Our ultimate goal is to come up with a plan that works for everyone, and we will continue to review our options and work with the city and community,” she said.
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4.	Hero Bowl tickets still on sale throughout county May 19, 2010 — Delaware County News Network (PA)
Tickets for the annual Delaware County Hero Bowl which will pit the best high school senior gridiron stars against each other on Thursday night, June 3, at Widener University, Chester, continue to be sold for $5 each at all TD Bank branches in Delaware County.
The bank is selling tickets at all teller’s windows during normal business hours, providing countywide outlets for the tickets prior to the Hero Bowl, according to County Councilman Thomas J. McGarrigle. Call 888-751-9000 for the nearest TD location.
TD Bank is providing major corporate sponsorship with a $12,000 donation to the Hero Scholarship Fund through the Hero Bowl. The game is sponsored by Delaware County Council and the Delaware County High School Football Coaches Association as well as TD Bank. Pre-game festivities will begin at 7 P.M.
Kickoff for the 34th annual Hero Bowl is set for 7:30 P.M. Players from the Central League will be joined by members of squads from Episcopal Academy and Haverford School, who make up the West team, to face the East team which consists of players from the Del-Val League, Monsignor Bonner, Archbishop Carroll and Cardinal O’Hara high schools.
Players for the Hero Bowl were picked by the Coaches Association for the teams to be coached by Ridley High School Coach Dennis Decker and Cardinal O’Hara High School Head Associate Coach Anthony G. Naab.
Hero Bowl activities will also feature a boys mile relay race at halftime among the best high school track runners in the county, said County Detective Robert T. Lythgoe, Chairman of the Hero Bowl and President of the Hero Fund board of directors.
Lythgoe commended Outback Steakhouse located in Olde Sproul Shopping Center, Baltimore Pike and Sproul Road, Springfield, for providing a special dinner at Widener University for players and their parents after an evening’s practice session. The teams practice at Widener.
The competition is being held for the 29th consecutive year to benefit the Hero Scholarship Fund of Delaware County, Inc., which was founded in 1977 by County Council at the urging of two members of Upper Darby Township Council to provide college scholarships for children of police, firefighters and emergency medical personnel who have lost their lives in the line of duty. Tickets will be sold at the gate on game night for $5.
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INDUSTRY NEWS

1.	Florida banks narrow losses, reduce loans By Brian Bandell May 21, 2010 — South Florida Business Journal
Florida’s banks greatly reduced their losses in the first quarter, but also cut back on their lending.
Banks chartered in the state lost a combined $104 million in the first quarter, improved from a $468 million loss in the fourth quarter, according to Federal Deposit Insurance Corp. data released Thursday.
The change was driven by smaller charges for problem loans and a higher net interest margin.
While 54 percent of Florida banks lost money in the first quarter, that’s an improvement from the 76 percent that lost money in all of 2009. Half of the state’s banks showed earnings improvement during the most recent quarter.
The most profitable banks in Florida during the first quarter were:
•	Miami Lakes-based BankUnited: $65.3 million

•	Jacksonville-based EverBank: $31.3 million

•	Miami-based Northern Trust N.A.: $29.2 million

•	Miami-based Premier American Bank N.A.: $24.6 million (after acquiring the assets of two failed Florida banks)

•	St. Petersburg-based Raymond James Bank: $19.7 million
The Florida banks that lost the most in the first quarter were:
•	Naples-based Bank of Florida — Southwest: $19.1 million

•	Miami-based TotalBank: $17.5 million

•	Fort Lauderdale-based BankAtlantic: $17.3 million

•	Miami-based Ocean Bank: $14.7 million

•	Pensacola-based Coastal Bank and Trust of Florida: $13.1 million
The combined net income for all banks nationwide reached $18 billion in the first quarter, up from earnings of $914 million in the fourth quarter.
FDIC Chairwoman Sheila Bair called it the best earnings performance for the industry in two years.
Florida banking customers, however, didn’t see much benefit. The loans held by Florida’s 278 banks decreased 3.2 percent, to $105.6 million, during the first quarter. Loans fell 15.5 percent during the past 12 months.
State-chartered banks increased their assets moderately to a combined $158.9 billion, mostly due to attracting more deposits for cash on hand.
Loan quality at Florida banks slightly improved. They reported 7.74 percent of loans as late or unpaid as of March 31, down from 7.82 percent as of Dec. 31. That’s still higher than the national noncurrent loan ratio of 5.45 percent.
Florida banks’ repossessed properties climbed by 7.8 percent, to $1.77 billion, during the first quarter.

The FDIC’s “Problem List” grew to 775 banks as of March 31 from 702 at year-end. That’s the most since 1993. While the FDIC does not reveal the identities of the banks on that list, Florida had 24 undercapitalized banks as of March 31 that are still open.
They include:
•	Metrobank of Dade County

•	Aventura-based Turnberry Bank

•	Fort Lauderdale-based Bank of Florida — Southeast, plus its two sister banks

•	Lantana-based Sterling Bank

•	Englewood-based Peninsula Bank, which has branches in Miami-Dade and Broward counties

•	Port St. Lucie-based First Peoples Bank

•	Clewiston-based Olde Cypress Community Bank
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2.	Senate Passes Finance Bill — Biggest Regulatory Overhaul of Wall Street Since Depression Moves Closer to Law By Gregg Hitt and Damian Paletta May 21, 2010 — The Wall Street Journal
The Senate on Thursday approved the most extensive overhaul of financial-sector regulation since the 1930s, hoping to avoid a repeat of the financial crisis that hit the U.S. economy starting in 2007.
The legislation passed the Senate 59 to 39 and must now be reconciled with a similar bill passed by the House of Representatives in December, before it can be sent to President Barack Obama to be signed into law.
The controversial measure, supported by the Obama administration, sets up new regulatory bodies and restricts the actions of banks and other financial firms. It is designed to try to make order of the cascading regulatory chaos that ensued in 2008 when mammoth banks and some unregulated financial firms collapsed, and public funds were used to save them. Among other things, the legislation would:
— Establish a new council of “systemic risk” regulators to monitor growing risks in the financial system, with the goal of preventing companies from becoming too big to fail and stopping asset bubbles from forming, such as the one that led to the housing crisis.
— Create a new consumer protection division within the Federal Reserve charged with writing and enforcing new rules that target abusive practices in businesses such as mortgage lending and credit-card issuance.
— Empower the Federal Reserve to supervise the largest, most complex financial companies to ensure that the government understands the risks and complexities of firms that could pose a risk to the broader economy.
— Allow the government in extreme cases to seize and liquidate a failing financial company in a way that protects taxpayers from future bailouts.

— Give regulators new powers to oversee the giant derivatives market, increasing transparency by forcing most contracts to be traded through third-parties instead of only between banks and their customers. Derivatives, which are complex financial instruments, are often used to hedge risk. Speculative trading in the contracts led to losses at many banks in the 2008 crisis.
“Simply, the American people are saying, ‘you’ve got to protect us,’ and we didn’t back down from that,” said Senate Majority Leader Harry Reid (D., Nev.). “When this bill becomes law, the joyride on Wall Street will come to a screeching halt.”
Opponents of the bill worry that the government is overreacting, and over-regulating the financial industry. They worry the measures will crimp the free flow of capital in the U.S. economy.
“It will inevitably contract credit,” said Sen. Judd Gregg (R., N.H.), who says the Senate bill “is probably undermining the system. . .probably making for a weaker system.”
Sen. Gregg was one of 37 Republicans to vote against the 1,500-page bill. But the legislation ultimately passed with a narrow bipartisan majority. Four Republicans joined with 53 Democrats and the Senate’s two independents in support of the package. Two Democrats voted against the bill, and two senators weren’t present for the vote.
Now Congress will need to reconcile the Senate bill with a companion House package adopted in December on a 223-202 vote, with 27 Democrats joining unanimous Republican opposition.
The outlines of the two bills are largely the same. But there are more than a dozen notable differences that will need to be reconciled during negotiations that are expected to start within days. Despite the differences, the Senate passage virtually ensures that some type of financial regulatory reform will be finalized by this summer.
Leading the negotiations will be House Financial Services Chairman Barney Frank (D., Mass.), who has said he would like to have a compromise package by the end of June.
One flashpoint will be over the Federal Reserve. The House bill includes a provision that would allow the Government Accountability Office, the investigative arm of Congress, to audit emergency lending and some monetary policy decisions made by the Fed. The Senate bill would allow the GAO to study the emergency lending that occurred during the financial crisis, but it would not be authorized to audit decisions made in the future.
Another area of conflict is how to regulate trading of derivatives. Both bills require most derivatives to be traded through third parties, with the intent of increasing transparency. But the Senate bill goes farther by making it more difficult for companies to be exempt from the new rules. There’s also a provision in the Senate bill that could force big banks to spin off their derivatives operations.
Both bills would create a new council of federal regulators with broad authority to protect the financial system from the sort of “systemic” risk that spread rapidly through the economy in 2008. The House bill would let the council impose several forms of restriction, including requiring companies to set aside additional capital, if the council believes a firm has taken on too much risk. The Senate bill leaves that power to the Federal Reserve.

The House bill also includes a provision that would empower the government to force any bank to stop certain practices, or even divest certain operations, if regulators fear there is a risk posed to the broader economy.
The Senate bill, meanwhile, includes a provision that would essentially force banks to stop “proprietary trading,” or making market bets with their own capital. It would also make it more difficult for big banks to grow, by setting new limits on the amount of liabilities they can control.
If a bank does fail, both bills would give the government more power — and resources — to break up the collapsing companies. Among other things, the House bill would create a $150 billion fund, financed by big financial companies, which would be used to unwind failed firms. The intent is to prevent taxpayers from having to pay the tab.
But opponents of the measure worry that regulators might be tempted to use the fund to prop up a failing firm. So the Senate bill has provisions under which a company would be liquidated and the bill for the work would be subsequently paid by a levy on large financial companies.
The Senate bill would also try to force almost all failing financial companies through a bankruptcy-type process, while the House bill would make it easier for regulators to take over and bust up a failing firm without going through the courts.
For consumers, the House and Senate bills would expand protections, creating a new regulator with the autonomy to oversee a range of financial companies, from federally regulated banks to small finance companies. Under the House bill, the agency would be independent, while the Senate bill would place the consumer agency within the Federal Reserve.
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3.	The Financial Regulation Overhaul: Wall Street Firms Brace for Seismic Changes By Randall Smith May 21, 2010 — The Wall Street Journal
The Senate version of financial regulation hits Wall Street harder than expected, with some analysts estimating it could cut the profits of major financial institutions by roughly 20%.
Critics of a comparable bill that passed the House in December said the Senate version has fewer escape routes and exceptions that leave room for Wall Street firms to work around new restrictions on their riskiest activities.
Adam White, a derivatives analyst at White Knight Research & Trading in Atlanta, said it is “miraculous” that the Senate proposals are “stronger than the House and not weaker.”
Some skeptics aren’t convinced that even the toughened bill will seriously hurt Wall Street.
“The lobbyists are firmly in control of Washington, and the reform efforts are likely to be modest,” said Jim Hardesty, president of Hardesty Capital Management LLC in Baltimore.

Wall Street firms “can reinvent themselves, and they’ve proved remarkably adaptive over many market cycles.”
The tide shifted after Congress pushed through a White House health-care plan in March over objections from Republicans, emboldening Democrats to follow a similar course for Wall Street. Adding impetus were fraud charges brought last month by securities regulators against powerful Goldman Sachs Group Inc.
The most important set of changes relate to derivatives, which are contracts with prices tied to other market instruments. While the House bill required some derivatives to be cleared to reduce the risk of nonpayment, the Senate version could force Wall Street firms to keep derivatives separate from their bank units — or even spin them off entirely.
Clearing requires both parties to a trade to post collateral with a central clearinghouse to ensure that each side can absorb losses.
Guy Moszkowski, an analyst at Bank of America Merrill Lynch who follows banks and securities firms, estimates that derivatives account for half of all trading revenue at the biggest firms. At J.P. Morgan Chase & Co., the second-largest U.S. bank in assets behind Bank of America Corp., derivatives generate an estimated 8% of the company’s total revenue.
The legislation could cut derivatives-related revenue by 30% to 50%, according to Mr. Moszkowski. Had that occurred in this year’s first quarter without any offsetting declines in fixed expenses or capital, per-share earnings at J.P. Morgan, Goldman Sachs and Morgan Stanley would have been at least 16% smaller than what the three companies reported. Citigroup Inc.’s profit per share would have shrunk by 7%.
Glenn Schorr, an analyst at UBS AG who follows financial stocks, said Wall Street could recoup some of the lost profit through higher volumes or by keeping pay below historical levels. A derivatives-trading spinoff could free up capital for redeployment elsewhere.
Some Wall Street lobbyists have warned that the bills, which must still be reconciled in a conference between the House and Senate, could drive up the costs of borrowing for U.S. businesses and push derivatives trading offshore to banks that aren’t subject to the new rules.
It isn’t clear exactly how the proposed limit on proprietary trading, known as the Volcker rule because it addresses concerns raised by former Federal Reserve Chairman Paul Volcker, would affect specific firms.
For example, J.P. Morgan owns a big hedge-fund operator, Highbridge Capital Management, but doesn’t have the bank’s own money invested in the funds. Goldman is one of the largest private-equity fund managers and manages hedge funds that invest the firm’s own funds alongside clients’ assets.
Some insurers are worried that curbs on proprietary trading would apply to the insurance industry’s day-to-day investing of the proceeds of annuity and life-insurance sales.
Insurers also have expressed concerns that toughened derivatives regulation would interfere with routine portfolio-hedging activities.
* * * * *

Washington’s attempt to forestall the type of credit crisis that froze the economy in 2008 promises fundamental changes on how Wall Street’s cast of bankers, traders and analysts do business.
BANKS
No bank is too big to fail, according to the Senate bill, a fact that would restrict any future bailout of U.S. banking giants and require them to develop liquidation plans.
But the legislation stops short of forcing a breakup of the nation’s megabanks, which have amassed even more might since the financial crisis erupted.
And even with the new requirements, some experts predict the largest banks still could be rescued by taxpayers.
Some lawmakers pushed to restore the Glass-Steagall Act, a Depression-era law that erected a wall between commercial and investment banking. The emerging legislation largely preserves the flexibility of financial institutions to engage in both.
Still, there will likely be changes in the way big banks operate, making them more stable. James Reichbach, vice chairman of Deloitte LLP’s financial-services group, predicted the biggest banks would shift away from businesses high in returns and volatility, such as trading. Instead, banking giants are likely to place more emphasis on transaction-driven businesses such as checking accounts and lending, he said.
Banks with more than $50 billion of assets would be required to develop a liquidation plan. And if a bank does go down, an orderly liquidation process would be in place so “they can be wound down without wreaking havoc on the U.S. economy,” said Sanford Brown, a partner at Bracewell & Giuliani LLP.
— Dan Fitzpatrick
HEDGE FUNDS
Hedge funds are about to emerge from the regulatory shadows.
The Senate and House versions of the bill require all hedge-fund advisers over a certain size to register with the Securities and Exchange Commission. That would give the agency a greater window into the trading positions and investment strategies of hedge funds, typically secretive firms that cater to wealthy individuals and big investors.
Steve Nadel, a hedge-fund lawyer in New York, said the registration requirement “has the most immediate impact” of any hedge-fund-related provision in the bill.
Lawmakers also are aiming to give the SEC more discretion in its authority over hedge funds, likely leading to deeper scrutiny of the industry’s client base, trading partners and investments. Though hedge funds have successfully resisted much oversight, some regulators say more scrutiny is needed to reflect the increased influence of hedge funds on financial markets.
Hedge funds could benefit if the so-called Volcker rule forces large banks to cut back on proprietary trading or sell their stakes in hedge funds and private-equity funds.

Executives and lawyers at hedge funds say they aren’t sure how toughened derivatives regulation will affect the industry’s trading of such instruments. Some industry officials remain worried that the biggest hedge funds might be deemed too big to fail, exposing them to constraints on their use of leverage and other risk-taking behavior.
— Jenny Strasburg
RATINGS FIRMS
Credit-ratings firms, which misjudged the risk of mortgage securities with disastrous consequences, face major changes if the Senate bill becomes law. Bond investors could have more room to sue them, while debt issuers and investment banks that sell bonds could wind up with less influence over which ratings company grades their deals.
The proposed overhaul likely would expose officially recognized ratings firms to greater legal liability for inaccurate ratings than those firms now face. They also could lose their ability to rate certain bonds if their performance was poor.
The federal government might also play a role in determining how raters get business. Now, bond issuers and their bankers select the rating firms they want to rate their bonds. Critics say the system creates a conflict of interest because ratings firms’ revenue depends on the firms whose bonds they are judging.
Under an amendment to the Senate bill passed last week with broad bipartisan support, an investor-led board established and overseen by the Securities and Exchange Commission would determine which rating firm would provide an “initial rating” for structured deals. The House bill doesn’t provide for such a board.
A third change is designed to reduce ratings’ influence in financial markets. The provision, which has support in the House, would require the removal of ratings-based standards from regulations designed to keep the financial system stable. But this would be a difficult to implement, perhaps taking years.
— Aaron Lucchetti and Serena Ng
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4.	‘Problem’ Banks Up to 775 FDIC Says Industry Posts Profit, but Loan Woes Persist and Lending Still Down By Michael R. Crittenden May 21, 2010 — The Wall Street Journal
The Federal Deposit Insurance Corp. listed a total of 775 banks, or roughly 10% of the U.S. industry, as “problem” institutions in the first quarter, as bad loans in the commercial real-estate market weighed on bank balance sheets.
Poor loan performance in other sectors continued to hurt banks, with the total number of loans at least three months past due climbing for the 16th consecutive quarter, FDIC officials said Thursday. There were 702 banks on the FDIC’s problem-bank list at the end of 2009 and 252 at the end of 2008.

“The banking system still has many problems to work through, and we cannot ignore the possibility of more financial-market volatility,” FDIC Chairman Sheila Bair said.
FDIC officials said they expect the number of failed banks to peak this year after climbing steadily over the past three years. Regulators have shut 72 banks so far this year, more than double the number closed by this time last year. A total of 237 banks have failed since the beginning of 2008.
Banks, squeezed by problem loans and continuing economic struggles, responded by reducing their lending. The industry’s total loan balances grew by 3% during the quarter, but the increase was due to accounting changes that required banks to bring securitized assets back onto their balance sheets. Without these accounting changes, lending would have declined for the seventh straight quarter.
“There is a lot of credit distress still in the mortgage-portfolio area,” FDIC Chief Economist Richard Brown said.
FDIC officials said they saw some signs for optimism. The total $18 billion first-quarter profit reported by U.S. banks and thrifts was the highest since the first three months of 2008 and more than triple the profit recorded in the first quarter of ‘09.
But failures continue to strain the FDIC’s fund to protect consumer deposits, although officials signaled they were confident they had enough cash on hand to deal with the expected spate of failures, without having to assess new fees on the banking industry.
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